Annual Report



October 31, 1999

Harbor Fund

Harbor Fund
ANNUAL REPORT OVERVIEW

Harbor Fund completed its most recent fiscal year on October 31, 1999. Total annual return is shown below for each one of the nine portfolios. All performance figures included in this report are total returns and assume the reinvestment of dividends. The Long-Term Historic Returns represent unmanaged indices and are included as an indication of longer-term potential associated with taking different levels of market risk.

HARBOR FUNDS IN DESCENDING ORDER OF MARKET RISK	Total Return for Year Ended 10/31/1999
Harbor Growth Fund	76.51%
Harbor International Growth Fund	7.87
Harbor Capital Appreciation Fund	48.59
Harbor International Fund II	24.37
Harbor International Fund	18.54
Harbor Value Fund	14.60
Harbor Bond Fund	0.85
Harbor Short Duration Fund	3.68
Harbor Money Market Fund	4.82

COMMONLY USED MARKET INDICES	
Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE); international equity	23.03%
Standard & Poor's 500 (S&P 500); domestic equity	25.73
Lehman Brothers Aggregate (LB AGG); domestic bonds	0.53
One-Year Government Bonds (1-YR GVT)	4.03
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	4.68

LONG-TERM HISTORIC RETURNS	30 Years 1969-1998 Annual Rates
EAFE[1]	11.72%
S&P 500	12.67
Domestic Bonds (intermediate and long)[2]	8.88
1-YR GVT[3]	7.88
T-Bills[4]	6.76
Consumer Price Index	5.23

HARBOR FUND EXPENSE RATIOS[a]	1995	1996	1997	1998	1999	Morningstar Average[5]
Harbor Growth Fund	0.93%	0.92%	1.12%	1.00%	0.90%	1.19%
Harbor International Growth Fund	1.21	1.10	1.02	0.96	0.91	1.29
Harbor Capital Appreciation Fund	0.75	0.75	0.70	0.68	0.66	0.95
Harbor International Fund II	N/A	1.44[b]	0.98	1.15	0.92	1.08
Harbor International Fund	1.04	0.99	0.97	0.94	0.92	1.08
Harbor Value Fund	0.90	0.83	0.83	0.79	0.76	0.86
Harbor Bond Fund	0.70	0.70	0.67	0.65	0.60	0.65
Harbor Short Duration Fund	0.38	0.33	0.36	0.36	0.28	0.47
Harbor Money Market Fund	0.61	0.64	0.62	0.57	0.46	0.80

1 EAFE date of inception is January 1970; 1969 is a replication of the index as calculated by InterSec Research.
2 LB AGG not available for 30 year period; blended historic data used to approximate total Bond Market Return.
3 Historic data used to approximate total One-Year Government Bonds Return. Source: Ibbotson Associates
4 A one bill portfolio of the treasury bill having the shortest maturity not less than one month. Source: Ibbotson Associates
5 Includes all no-load funds with at least five years of performance history for the year ending 9/30/1999 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio.
a Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets (see Financial Highlights pgs. 40-43).
b Annualized figure.

Dear Shareholder:

Soon the page will turn to the new millennium—what better moment to reflect on achievements past and to ponder what lies ahead.

For those of us at Harbor Fund, our past began with a concept which came to life on September 1, 1983—just over 16 years ago—when Harbor Capital Advisors, Inc. ("Harbor Capital") was formed as an SEC-registered investment adviser and wholly owned subsidiary of Owens-Illinois, Inc ("O-I").

Because O-I's benefit plan assets were approaching $2 billion at that time, O-I actually was in the financial services business for its employees in a significant way. Through Harbor Capital, O-I set out to provide better investment services for the employee benefit plans.

The concept and vision which emerged was that Harbor Capital could provide investors with value-added management by offering no-load funds using carefully selected sub-advisors as portfolio managers recognized for outstanding performance in their respective segments of the market.

In November 1986, Harbor Growth Fund was launched as the initial public Harbor fund and the first of what would become a family of nine no-load mutual funds, each with a distinct objective. Our philosophy was and still is to provide value added to shareholders in excess of fees, which we call quality control of the investment management process.

Just over a year later, five new funds—Harbor Capital Appreciation, Harbor Value, Harbor International, Harbor Bond, and Harbor Money Market—were added, giving investors a broad spectrum of funds with risk and return characteristics ranging from conservative to aggressive. Ultimately three more funds—Harbor Short Duration, Harbor International Growth, and Harbor International II—were added.

Along the way we developed asset allocation model portfolios utilizing our funds and attempted to provide cost effective and innovative services. Performance of subadvisers was monitored closely and changes were made on several occasions when deemed necessary. And our money has always been invested right along with that of our shareholders, making us fellow shareholders rather than just your investment adviser.

Our original business plan and objective was to reach $1 billion in assets by September 1, 1993. On that date, our 10th anniversary, assets exceeded $2.6 billion, with more than 85% held by investors outside O-I. Assets reached $5 billion in November 1995, and in November this year topped $15.2 billion.

Turning now to a review of events during our fiscal year ended October 31, 1999, as is our custom in this letter, several developments stand out:

- Continuation of the amazing growth of the US economy.
- Resiliency of the domestic equity markets, which reached all-time highs in key indices again in 1999.
- Another year of virtually dormant inflation in the US.
- Unemployment at a record low.
- Strong productivity gains, led by the surge in high-tech equipment.
- Steady upticks in interest rates, which posed stern challenges to fixed income funds throughout the year.
- Back-to-back federal government fiscal year surpluses.
- Strengthening global economies, particularly in much of Europe, and some abatement of turmoil in the Far East.

Performance of the US economy is no doubt the number one global business story of the year. The nation's longest previous economic expansion lasted from March 1961, through December, 1969.

Consumer spending was strong throughout the year as Americans outspent income growth. This pushed the savings rate into negative territory and to a record low. The gap between spending and incomes was financed by installment credit and gains from the stock market and home equity.

Even with unemployment reaching a record low, wage increases remained modest and inflation has been kept under control, principally because of productivity gains and strength of the dollar. Meanwhile, the US trade deficit also rose to a record high. Most of the $123 billion federal government surplus in fiscal 1999 came from Social Security. While the federal debt has been paid down by $140 billion over the last two fiscal years, it still tops $5 trillion.

Dear Shareholder—Continued

On the international economic scene, it appears that Asia, including Japan, is either recovering or on a path to recovery. Interest rates in Europe have firmed up, a sign of strengthening economies. The euro seems to have stabilized after being strong against the dollar since its introduction in January.

Domestic stocks continued to soar. The Dow Jones Industrial Average reached a record high of 11,299.76 on August 23, and while volatility ensued the market proved resilient through the final month of Harbor's fiscal year and into November.

Performance of the Harbor Funds in the fiscal year on balance was excellent. The star performers were Harbor Growth Fund and Harbor Capital Appreciation Fund, both of which outperformed the S&P 500 by a wide margin.

Harbor Growth Fund claimed center stage with an eye popping gain of 76.5% for the year, much of it in the fiscal second half. Harbor Capital Appreciation significantly outperformed the S&P 500 for the trailing 1-, 5- and 10-year periods.

Value stocks struggled after rallying in April and the Harbor Value Fund outperformed its peer group in the fiscal year, as did the Harbor Bond Fund. Harbor International Fund II had strong performance, outperforming the EAFE index. Returns of both Harbor International Growth Fund and Harbor International Fund—both underweighted vs. the EAFE Index in the Far East and Japan—fell short of index performance.

In our view, the market's recent performance once again underscores the importance of having a well thought out asset allocation program tailored to meet individual needs and to stay the course through the ups and downs which are difficult to impossible to predict.

Now, as we stand on the threshold of the new millennium, I am more convinced than ever that the concept and philosophy behind the Harbor family of funds is thoroughly proven to be effective.

Because I believe the time is at hand for others to guide the fund complex to new levels of achievement, I will officially retire from Owens-Illinois on December 31 of this year. To assure a smooth transition, I have agreed to continue service as president and trustee of Harbor Fund through no later than October 31, 2000, the end of Harbor Fund's fiscal year, or sooner if a qualified successor is named to the position. In either case, I will remain available as a consultant to Harbor Fund through December 31, 2000.

It has been my privilege and pleasure to serve so many faithful investors who have shared our vision. I assure you the entire team at Harbor looks forward to the new millennium with enthusiasm and confidence.

Sincerely,

Ronald C. Boller
President

Harbor Fund

The following performance figures are annualized for each Fund. The date of inception for Harbor Growth Fund was November 19, 1986; Harbor International Growth Fund was November 1, 1993; Harbor International Fund II was June 1, 1996; Harbor Short Duration Fund was January 1, 1992; and all other Funds started December 29, 1987.

HARBOR GROWTH FUND

Net Asset Value: 10/31/1999 $17.52; 10/31/1998 $10.81

Total Return for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor Growth Fund	76.51%	22.55%	15.21%
S&P 500	25.73%	26.10%	17.87%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR GROWTH AND S&P 500
GROWTH
S&P 500
$58,000
$53,000
$48,000
$43,000
$38,000
$33,000
$28,000
$23,000
$18,000
$13,000
$8,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
Periods ended October 31

Outstanding performance was recorded by the Harbor Growth Fund in the 1999 fiscal year, with exceptional gains in the fiscal second half. Return for the 12-months was almost triple the S&P 500 performance and significantly exceeded small and mid-cap indexes.

- Performance of small cap holdings in technology, which represented 69.4% of the portfolio—substantially overweighted vs the S&P 500, accounted for most of the outperformance.
- Major advances in returns came from every area of holdings in the technology sector, including computers and business equipment, electronic instruments, computer services, telecommunications and semiconductors.

HARBOR INTERNATIONAL GROWTH FUND

Net Asset Value: 10/31/1999 $19.13; 10/31/1998 $18.07

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	Since Inception
Harbor International Growth Fund	7.87%	13.04%	13.43%
EAFE	23.03%	9.21%	9.36%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL GROWTH AND EAFE
INTERNATIONAL GROWTH
EAFE
$23,000
$21,000
$19,000
$17,000
$15,000
$13,000
$11,000
$9,000
1993 1994 1995 1996 1997 1998 1999
Periods ended October 31

With the portfolio heavily invested in Europe, relatively good performance of the Harbor International Growth Fund in the fiscal year was significantly hurt by strength of the dollar against the euro. In addition, the Fund was substantially underweighted vs the EAFE index in Far East countries and Japan, where markets rebounded and returns were aided by weakness of the dollar against the yen. As a result, Fund returns fell short of the index for the first time since it was founded six years ago.

- Strongest returns came from holdings in Finland and Singapore. Good local returns from holdings in France, Denmark, the Netherlands, and Spain were approximately halved by the effect of currency exchange.
- Excellent returns from investments in the capital equipment sector, mainly electrical and telecommunications equipment, was offset by weak performance in the other sectors.

Performance data quoted represents past performance and is not predictive of future performance. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost.

HARBOR CAPITAL APPRECIATION FUND

Net Asset Value: 10/31/1999 $46.92; 10/31/1998 $33.51

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor Capital Appreciation Fund	48.59%	29.10%	21.94%
S&P 500	25.73%	26.10%	17.87%

Harbor Capital Appreciation Fund continued to record consistently strong gains in the 1999 fiscal year and outperformed another major gain in the S&P 500 index by a wide margin to increase its lead over the index for the trailing 5- and 10-year periods.

- Largest gains came from overweighting the technology sector, which averaged 42.6% of the portfolio. Within the sector, the leading gainers were semiconductors and electronic instruments.
- Strong gains also came from financial holdings—investment companies, banks and consumer finance—and from consumer non-durables, mainly retail and media.


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR CAPITAL APPRECIATION AND S&P 500
CAPITAL APPRECIATION
S&P 500
$78,000
$68,000
$58,000
$48,000
$38,000
$28,000
$18,000
$8,000
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
Periods ended October 31

HARBOR INTERNATIONAL FUND II

Net Asset Value: 10/31/1999 $13.83; 10/31/1998 $11.26

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	Since Inception
Harbor International Fund II	24.37%	N/A	12.35%
EAFE	23.03%	9.21%	10.42%

A solid gain was achieved by Harbor International Fund II in the 1999 fiscal year and the Fund topped the strong advance in the EAFE index even though the Fund portfolio was concentrated in Europe, where strength of the dollar against the euro was a severe drag on reported gains.

- The Fund outperformed the index because of performance and overweightings in France, Sweden, Finland and Portugal.
- Fund holdings in Europe—with 79.1% of the portfolio at year-end—outperformed the index, except for Denmark, where the position was ended during the fiscal second half.
- Exceptionally strong gains came from Fund holdings in Japan and Malaysia, which were increased from 6.3% to 9.9% of the portfolio in the period and were substantially better than those of the index in Japan. Malaysia was not represented in the index for this period.


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL II AND EAFE
INTERNATIONAL II
EAFE
$15,700
$15,200
$14,700
$14,200
$13,700
$13,200
$12,700
$12,200
$11,700
$11,200
$10,700
$10,200
$9,700
1996
1997
1998
1999
Periods ended October 31

HARBOR INTERNATIONAL FUND

Net Asset Value: 10/31/1999 $40.66 | 10/31/1998 $36.97

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor International Fund	18.54%	13.43%	13.80%
EAFE	23.03%	9.21%	6.64%


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL AND EAFE
INTERNATIONAL
EAFE
$42,000
$37,000
$32,000
$27,000
$22,000
$17,000
$12,000
$7,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
Periods ended October 31

Performance of Harbor International Fund in fiscal year 1999 improved significantly from the previous fiscal year despite the penalty to reported gains from strength of the dollar against the euro and other currencies. The Fund portfolio was underweighted against the EAFE index in Japan, where the local market enjoyed a strong recovery and the dollar weakened against the yen leveraging performance in U.S. dollar terms.

- Fund portfolio holdings were concentrated in the UK and 10 countries in continental Europe and in those countries the index outperformed the Fund only in Finland and Norway, where less than 2% of Fund holdings were invested.
- Strength of the dollar adversely affected returns from holdings in 13 countries representing 80.3% of the portfolio at the end of the period.
- Strong returns from Fund holdings in Japan—increased to 7.2% of the portfolio during the period—virtually matched those of the index. Allocations in Japan represented 28.5% of the index at the end of the period.

HARBOR VALUE FUND

Net Asset Value: 10/31/1999 $15.40 | 10/31/1998 $15.21

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor Value Fund	14.60%	19.01%	13.01%
S&P 500	25.73%	26.10%	17.87%


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR VALUE AND S&P 500
VALUE
S&P 500
$58,000
$53,000
$48,000
$43,000
$38,000
$33,000
$28,000
$23,000
$18,000
$13,000
$8,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999
Periods ended October 31

Good performance was posted by the Harbor Value Fund in the 1999 fiscal year despite another difficult period in which investor interest in value stocks spiked up in April before focus returned to growth stocks in the fiscal second half. Fund returns fell short of those of the increasingly growth dominated S&P 500 index but performed well compared with the value peer group.

- Portfolio returns in the energy, basic materials, utilities, and consumer non-durables sectors exceeded those of the S&P 500.
- In the energy sector, crude production and domestic oil holdings returns were strong, as were paper and non-ferrous metals in the basic materials area, media and photographic-optical holdings in consumer non-durables, and telephones among the utilities.
- A low weighting in technology and disappointing results together with poor performance in consumer durables—mainly auto equipment and building materials—hurt overall returns.

HARBOR BOND FUND

Net Asset Value: 10/31/1999 $10.85 | 10/31/1998 $11.82

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor Bond Fund	0.85%	8.36%	8.73%
LB AGG	0.53%	7.94%	7.88%

Navigating skillfully through a period of extremely challenging and trying conditions for fixed investments in fiscal year 1999, Harbor Bond Fund once again outperformed the Lehman Brothers Aggregate Index for the 12 months.

- Despite the significant rise in interest rates, holding the Fund's duration near the index helped insulate relative performance to the index.
- Sector strategies provided the best returns. Overweighting of high-quality mortgage debt against the index added to performance as prepayments dropped sharply. Underweight of investment grade corporate debt against the index was a positive.
- Limited use of high yield and emerging market debt also added to returns as prices of these bonds recovered from the financial crisis of late last year.


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR BOND AND LB AGG
BOND
LB AGG
$25,000
$23,000
$21,000
$19,000
$17,000
$15,000
$13,000
$11,000
$9,000
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
Periods ended October 31

HARBOR SHORT DURATION FUND

Net Asset Value: 10/31/1999 $8.56 | 10/31/1998 $8.69

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	Since Inception
Harbor Short Duration Fund	3.68%	6.00%	5.28%
1-YR GVT	4.03%	5.89%	5.17%

Turbulent and illiquid markets in the fiscal year affected Harbor Short Duration Fund performance and returns fell below those of both one-year treasury and 90-day treasury bills. Average annual returns over the trailing five years continued to outpace the one-year and 90-day bills.

- Early in the fiscal year the Fund sidestepped credit fears and benefited from a longer-than-average duration.
- As the Federal Reserve tightened monetary policy and interest rates rose later in the fiscal year, the longer duration position reduced Fund returns.
- As a result of concerns about the potential effect of Y2K on the market, yields of the portfolio's non-treasury holdings rose in the latter stages of the fiscal year, but declined in October as those fears subsided.


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR SHORT DURATION AND 1 YR GVT
SHORT DURATION
1 YR GVT
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
Periods ended October 31

Harbor Fund—Continued

HARBOR MONEY MARKET FUND

Net Asset Value: 10/31/1999 $1.00 | 10/31/1998 $1.00

Total Returns for Periods Ended 10/31/1999			
Fund/Index	12 months	5 years	10 years
Harbor Money Market Fund	4.82%	5.17%	4.99%
T-Bills	4.68%	5.24%	5.13%

Current Yield for Periods Ended 09/30/1999		
Harbor Money Market Fund	7 Days: 4.92%	30 Days: 4.88%


COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR MONEY MARKET AND T-BILLS
MONEY MARKET
T-BILLS
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
Periods ended October 31

In spite of a volatile fixed income market during the fiscal year, Harbor Money Market Fund performance was relatively stable and returns bettered those of the 90-day treasury bill and significantly outperformed Donoghue's average for all taxable money market funds for the fiscal year.

- Adjustments in maturity of holdings helped preserve portfolio yield.
- Fund maturity was kept high early in the fiscal year to benefit from the "flight to quality" in the market and an associated drop in rates.
- Later, as the Federal Reserve tightened monetary policy and rates rose, average maturity of the Fund was reduced to as low as 50 days.

An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Report of Independent Accountants

To the Shareholders and
Board of Trustees of Harbor Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the nine Funds constituting the Harbor Fund, (hereafter referred to as the "Trust") at October 31, 1999, and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at October 31, 1999 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Boston, Massachusetts

December 14, 1999

Harbor Growth Fund

PORTFOLIO OF INVESTMENTS—October 31, 1999

Common Stock Holdings (% of net assets)

(Excludes net cash, convertible bond and short-term investment of 7.6%)



Manufacturing Diversified 0.5
Automobile Equipment 0.8
Health Care–Hospital Management 1.4
Leisure & Luxury 1.8
Electric Power 2.2
Services 2.6
Retail–All Other 3.5
Drugs & Medicine 4.5
Semiconductors 5.3
Electronic Instruments 5.7
Computers & Business Equipment 12.8
Electronic Components 13.6
Telecommunications 17.6
Computer Services 20.1

COMMON STOCKS—92.4%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—0.8%		
70,000	Tower Automotive Inc.*	$ 1,142
COMPUTER SERVICES—20.1%		
100,000	AXENT Technologies Inc.*	1,481
110,000	Documentum Inc.*	3,121
158,800	Epicor Software Corp.*	764
300,000	Legato Systems Inc.*	16,125
110,000	Project Software & Development Inc.*	5,294
60,000	Visio Corp.*	2,376
100,000	Zitel Corp.*	84
		29,245
COMPUTERS & BUSINESS EQUIPMENT—12.8%		
100,000	EMC Corp.*	7,300
115,000	Network Appliance Inc.*	8,510
60,000	Proxim Inc.*	2,809
		18,619
DRUGS & MEDICINE—4.5%		
38,000	Dura Pharmaceuticals Inc.*	$ 486
60,000	Elan Corp. plc ADR[1]*	1,545
120,000	Molecular Devices Corp.*	4,440
		6,471
ELECTRIC POWER—2.2%		
55,400	The AES Corp.*	3,127
ELECTRONIC COMPONENTS—13.6%		
70,000	JDS Uniphase Corp.*	11,681
110,000	JPM Co.*	756
203,500	Planar Systems Inc.*	1,081
150,000	Sawtek Inc.*	6,150
		19,668
ELECTRONIC INSTRUMENTS—5.7%		
160,000	Checkpoint Systems Inc.*	1,200
122,000	GenRad Inc.*	2,333
280,000	LoJack Corp.*	1,942
100,000	Pinnacle Systems Inc.*	2,775
		8,250
HEALTH CARE–HOSPITAL MANAGEMENT—1.4%		
130,000	Health Management Association*	1,154
95,000	Safeskin Corp.*	796
37,500	UroCor Inc.*	143
		2,093
LEISURE & LUXURY—1.8%		
60,000	Carnival Corp.	2,670
MANUFACTURING DIVERSIFIED—0.5%		
165,000	Brunswick Technologies Inc.*	691
RETAIL–ALL OTHER—3.5%		
45,000	Dollar Tree Stores Inc.*	1,960
84,000	Gaiam Inc.*	420
100,000	TJX Companies Inc.	2,712
		5,092
SEMICONDUCTORS—5.3%		
107,500	ATMI Inc.*	2,896
75,000	Dallas Semiconductor Corp.	4,415
150,000	Summit Design Inc.*	380
		7,691
SERVICES—2.6%		
138,000	Advantage Learning Systems Inc.*	3,812
TELECOMMUNICATIONS—17.6%		
150,000	Aspect Telecommunications Corp.*	3,778
110,000	Comverse Technology Inc.*	12,485
90,000	Nextel Communications Inc.*	7,757
150,000	P-Com Inc.*	694
237,500	Transcrypt International Inc.*	891
		25,605
TOTAL COMMON STOCKS		
(Cost $80,502)		134,176

CONVERTIBLE BOND—1.4%
(Cost $2,318)

Principal Amount (000s)		Value (000s)
$2,309	Mansur Industries Inc. 8.250%—02/23/2003 PIK[2]	$ 2,009

SHORT-TERM INVESTMENT—6.4%
(Cost $9,337)

REPURCHASE AGREEMENT

Principal Amount (000s)		Value (000s)
9,337	Repurchase Agreement with State Street Bank & Trust dated October 29, 1999 due November 1, 1999 at 3.75% collateralized by a U.S. Treasury Bill 11.75% February 15, 2001, par value of $8,685 (repurchase proceeds of $9,340 when closed on November 1, 1999)	9,337

TOTAL INVESTMENTS—100.2% (Cost $92,157)	145,522
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.2)%	(273)
TOTAL NET ASSETS—100.0%	$145,249

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking organizations.
2 PIK — Payment-in-kind security.
* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 1999

Investment Holdings By Country (% of net assets)
(Excludes net cash and short-term investment of 2.4%)



Denmark (DEN) 1.2
Germany (GER) 2.5
Mexico (MEX) 2.6
Australia (AUS) 3.5
Portugal (PORT) 3.9
Singapore (SGP) 5.8
Netherlands (NET) 6.8
Finland (FIN) 7.7
Spain (SP) 10.5
Italy (IT) 11.5
France (FR) 20.4
United Kingdom (UK) 21.2

COMMON STOCKS—97.6%

Shares		Value (000s)
AUTOMOBILE EQUIPMENT—3.8%		
728,290	Valeo SA (FR)	$ 52,321
	Valeo SA Wts. (FR)	
58,896	Expire 08/03/2001	148
		52,469
BANKS—20.0%		
3,076,225	Banco Bilbao Vizcaya (SP)	41,352
	Banco Commercial Portugues—	
1,904,810	Registered (PORT)	53,656
3,743,120	Banco Santander Central Hispano SA (SP)	38,860
5,469,705	Development Bank of Singapore (SGP)	61,823
2,489,130	Overseas Chinese Banking Corp. (SGP)	18,706
13,199,150	Unicredito Italiano SpA (IT)	61,782
		276,179
CHEMICALS—FERTILIZERS—2.5%		
541,328	SGL Carbon AG (GER)	34,648
DRUGS & MEDICINE—9.1%		
1,206,020	Rhone Poulenc Series A (FR)	67,487
1,331,071	Sanofi Synthelabo (FR)	58,734
		126,221
ELECTRICAL EQUIPMENT—5.4%		
15,112,676	Invensys (UK)	$ 74,251
FINANCIAL SERVICES—2.9%		
688,000	ING Groep NV (NET)	40,584
HOUSEHOLD PRODUCTS—2.6%		
11,265,700	Kimberly-Clark De Mexico SA (MEX)	36,099
INSURANCE—6.6%		
3,062,600	Allied Zurich AG (UK)	37,240
383,319	AXA UAP (FR)	54,068
		91,308
LEISURE & LUXURY—4.9%		
8,484,088	Granada Group plc (UK)	67,335
MEDIA—9.0%		
3,113,612	Pearson plc (UK)	70,093
	Verenigde Nederlandse Uitgeversbedrijven	
1,594,158	NV (NET)	53,910
		124,003
MISCELLANEOUS TRANSPORT—3.5%		
1,729,239	Brambles Industries Ltd. (AUS)	48,631
RETAIL—FOOD STORES—3.5%		
265,311	Carrefour (FR)	49,116
TELECOMMUNICATIONS—23.8%		
521,950	Nokia (Ab) Oy Series A (FIN)	59,738
1,570,600	Sonera Technologies Oyj (FIN)	47,166
264,546	Tele Danmark AS Cl. B (DEN)	16,061
4,726,010	Telecom Italia Mobile SpA (IT)	29,528
2,973,300	Telecom Italia Mobile SpA (Savings) (IT)	10,321
11,818,980	Telecom Italia SpA (Savings) (IT)	58,056
3,929,734	Telefonica SA (SP)	64,648
9,339,570	Vodafone Airtouch plc (UK)	43,508
		329,026
TOTAL COMMON STOCKS		
	(Cost $1,192,717)	1,349,870

SHORT-TERM INVESTMENT—2.0%

(Cost $27,250)

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp.	
$27,250	5.280%—11/01/1999	27,250
TOTAL INVESTMENTS—99.6%		
	(Cost $1,219,967)	1,377,120
CASH AND OTHER ASSETS, LESS LIABILITIES—0.4%		5,393
TOTAL NET ASSETS—100.0%		$1,382,513

The accompanying notes are an integral part of the financial statements.

Harbor Capital Appreciation Fund

PORTFOLIO OF INVESTMENTS—October 31, 1999

Common Stock Holdings (% of net assets)

(Excludes net cash and short-term investments of 3.5%)



Machinery 0.7
Cosmetics 0.9
Conglomerates 1.1
Health Care–Hospital Management 1.2
Miscellaneous High Tech 1.2
Telephones 1.2
Services 1.3
Restaurants 1.4
Banks–Money Center 2.3
Credit & Miscellaneous Financial 2.9
Insurance–Other 3.1
Financial Services 3.2
Electrical Equipment 3.5
Electronic Instruments 4.2
Semiconductors 6.3
Computer Services 8.1
Media 8.6
Telecommunications 8.6
Retail–All Other 10.0
Drugs & Medicine 11.0
Computers & Business Equipment 15.7

COMMON STOCKS—96.5%

Shares		Value (000s)
BANKS–MONEY CENTER—2.3%		
1,704,000	Chase Manhattan Corp. New	$ 148,887
COMPUTERS & BUSINESS EQUIPMENT—15.7%		
3,165,800	Cisco Systems Inc.*	$ 234,269
2,908,900	Dell Computer Corp.*	116,720
1,884,200	EMC Corp.*	137,547
507,400	Equant NV—Registered	49,218
1,128,900	International Business Machines Corp.	111,056
3,224,700	MCI WorldCom Inc.*	276,719
840,800	Sun Microsystems Inc.*	88,967
		1,014,496
COMPUTER SERVICES—8.1%		
735,800	America Online Inc.*	95,424
617,100	Level 3 Communications Inc.*	42,195
3,078,700	Microsoft Corp.*	284,972
2,921,700	Qwest Communications International Inc.*	105,181
		527,772
CONGLOMERATES—1.1%		
1,300,500	Allied Signal Inc.	74,047
COSMETICS—0.9%		
1,241,900	Estee Lauder Cosmetics Inc.	57,904
CREDIT & MISCELLANEOUS FINANCIAL—2.9%		
421,200	American Express Credit Corp.	64,865
1,110,920	Morgan, Stanley, Dean Witter & Co. Inc. New	122,548
		187,413
DRUGS & MEDICINE—11.0%		
731,700	Amgen Inc.*	58,353
1,473,400	Bristol Myers Squibb Co.	113,175
1,081,800	Eli Lilly & Co.	74,509
1,643,500	Glaxo Wellcome Plc ADR[1]	98,405
1,568,200	Merck & Co. Inc.	124,770
2,329,200	Schering Plough Corp.	115,295
1,654,000	Warner-Lambert Co.	132,010
		716,517
ELECTRICAL EQUIPMENT—3.5%		
1,691,400	General Electric Co.	229,290
ELECTRONIC INSTRUMENTS—4.2%		
1,351,700	Hewlett Packard Co.	100,110
872,000	KLA Tencor Corp.*	69,052
1,663,600	Tellabs Inc.*	105,223
		274,385
FINANCIAL SERVICES—3.2%		
3,832,450	Citigroup Inc.	207,431
HEALTH CARE–HOSPITAL MANAGEMENT—1.2%		
758,200	Johnson & Johnson	79,421
INSURANCE–OTHER—3.1%		
1,964,150	American International Group Inc.	202,185
MACHINERY—0.7%		
292,800	Genetech Inc.*	42,676

COMMON STOCKS—Continued

Shares		Value (000s)
MEDIA—8.6%		
4,187,500	CBS Corp.	$ 204,402
1,625,100	Clear Channel Communication*	130,617
152,800	Juniper Networks Inc.*	42,116
1,171,100	Omnicom Group	103,057
876,400	Univision Communications Inc. ADR[1]*	74,549
		554,741
MISCELLANEOUS HIGH TECH—1.2%		
844,700	Applied Materials Inc.*	75,865
RESTAURANTS—1.4%		
2,180,100	McDonalds Corp.	89,929
RETAIL–ALL OTHER—10.0%		
2,724,937	Gap Inc.	101,163
2,883,600	Home Depot Inc.	217,712
1,487,200	Kohl's Corp.*	111,261
1,471,600	Staples Inc.*	32,651
1,614,500	Tiffany & Co. New	96,063
1,582,100	Wal-Mart Stores Inc.	89,685
		648,535
SEMICONDUCTORS—6.3%		
1,942,400	Intel Corp.	150,415
688,300	Motorola Inc.	67,066
2,094,500	Texas Instruments Inc.	187,981
		405,462
SERVICES—1.3%		
2,092,400	Tyco International Ltd. New	83,565
TELECOMMUNICATIONS—8.6%		
824,400	Allegiance Telecom Inc.*	56,884
274,400	JDS Uniphase Corp.*	45,791
1,184,310	Lucent Technologies Inc.	76,092
783,900	Nextlink Communications Cl. A ADR[1]	46,887
1,204,100	Nokia Corp. ADR[1]	139,149
855,275	NTL Inc.*	64,466
2,628,300	Vodafone Airtouch plc ADR[1]	125,994
		555,263
TELEPHONES—1.2%		
2,024,100	AT&T Corp.—Liberty Media Cl. A*	$ 80,331
TOTAL COMMON STOCKS (Cost $4,316,061)		6,256,115

SHORT-TERM INVESTMENTS—3.4%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
$ 50,000	American Express Credit Corp. 5.280%—11/01/1999	50,000
121,400	Ford Motor Company 4.960%—11/01/1999	121,400
50,000	General Electric Co. 5.180%—11/01/1999	50,000
		221,400
TOTAL SHORT-TERM INVESTMENTS (Cost $221,400)		221,400
TOTAL INVESTMENTS—99.9% (Cost $4,537,461)		6,477,515
CASH AND OTHER ASSETS, LESS LIABILITIES—0.1%		7,286
TOTAL NET ASSETS—100.0%		$6,484,801

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.
* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund II

PORTFOLIO OF INVESTMENTS—October 31, 1999

Investment Holdings By Country (% of net assets)

(Excludes net cash and short-term investment of 3.9%)



Argentina (ARG) 1.0
South Africa (S. AFR) 1.2
Malaysia (MAL) 1.7
Israel (IL) 1.9
Poland (POL) 2.1
Brazil (BR) 3.0
Finland (FIN) 6.0
Netherlands (NET) 6.0
Italy (IT) 8.0
Japan (JP) 8.2
United Kingdom (UK) 9.4
Sweden (SW) 10.9
Switzerland (SWS) 13.6
France (FR) 23.1

COMMON STOCKS—93.9%

Shares		Value (000s)
AUTOMOBILES—1.9%		
11,600	PSA Peugeot Citroen (FR)	$ 2,227
BANKS—20.9%		
300,000	Banca Commercial Italiana (IT)	1,805
1,000,000	Banca Naz Del Lavoro (IT)*	3,387
43,500	Bank Slaski (POL)	2,371
77,873	Banque National Paris (FR)	6,840
95,000	Barclays Bank plc (UK)	2,914
180,000	Sao Paolo SpA (IT)	2,333
8,500	Societe Generale (FR)	1,851
8,500	UBS AG—Registered (SWS)	2,473
		23,974
COMPUTERS & BUSINESS EQUIPMENT—0.5%		
50,000	Baan Company N.V. (NET)*	622
COMPUTER SERVICES—2.4%		
47,000	TietoEnator Oyj (FIN)	$ 1,631
27,000	WM—Data Series B (SW)	1,134
		2,765
CONGLOMERATES—1.7%		
1,600,000	Sime Darby Berhad (MAL)	1,912
CONSUMER GOODS—5.0%		
103,044	Hunter Douglas NV (NET)	2,791
243,000	Salomon & Taylor (JP)	1,002
2,500	Swatch Group—Bearer (SWS)	1,991
		5,784
CONTAINERS—1.7%		
11,500	Cie De St Gobain (FR)	1,996
DRUGS & MEDICINE—11.4%		
211,400	Nobel Biocare (SW)	2,930
1,900	Novartis AG—Registered (SWS)	2,842
60,548	Rhone Poulenc SA Series A (FR)	3,388
165	Roche Holdings AG—Genuss (SWS)	1,981
147,893	SmithKline Beecham plc (UK)	1,908
		13,049
FINANCIAL SERVICES—4.9%		
58,160	ING Groep NV (NET)	3,431
725	Julius Baer Holdings AG B (SWS)	2,181
		5,612
GOLD–PRECIOUS METALS—1.2%		
69,100	ASA Ltd. ADR (S. AFR)[1]	1,386
GROCERY PRODUCTS—1.0%		
1,121,163	Cresud B Shares (ARG)	1,155
HOTEL–MOTEL—0.8%		
4,000	Accor (FR)	900
INSURANCE—5.3%		
145,000	Allied Zurich AG (UK)	1,763
53,000	Assicurazioni Generali (IT)	1,700
18,500	AXA UAP (FR)	2,610
		6,073
LIQUOR—2.5%		
283,280	Diageo plc (UK)	2,881
MACHINERY—3.2%		
19,000	Kone Oy B Shares (FIN)	2,768
2,050	Saurer AG—Registered (SWS)	861
		3,629
MISCELLANEOUS HIGH TECH—5.3%		
80,000	Matsushita Electrical Industries (JP)	1,684
28,000	Sony Corp. (JP)	4,366
		6,050

COMMON STOCKS—Continued

Shares		Value (000s)
PETROLEUM—4.7%		
140,724	BP Amoco (UK)	$ 1,367
13,500,000	Petrol Brasileiro Pfd. (BR)	2,147
14,000	Total Fina Cl. B (FR)	1,892
		5,406
PHOTOGRAPHIC–OPTICAL—0.8%		
30,000	Fuji Photo Film Co. (JP)	964
SERVICES—0.6%		
2,000	Altran Technologies (FR)	686
TELECOMMUNICATIONS—10.8%		
155,000	Ericsson (LM) Tel Co. Series B (SW)	6,446
75,000	NICE Systems Ltd. ADR (IL)[1]*	2,175
22,000	Nokia (Ab) Oy Series A (FIN)	2,518
13,500,000	Telesp Tel Sao Paulo Pfd. (BR)	1,269
		12,408
TIRES & RUBBER—4.1%		
50,000	Bridgestone Corp. (JP)	1,376
7,500	Cie Fin Michel Bas—Bearer (SWS)	3,331
		4,707
TOBACCO—3.2%		
29,407	Seita (FR)	1,639
550,000	Swedish Match (SW)	2,013
		3,652
TOTAL COMMON STOCKS		
(Cost $98,848)		107,838

UNITS—1.3%

Units		Value (000s)
1,165,588	Eurotunnel SA—Rights Expire 11/15/1999 (FR)*	$ 25
1,165,588	Eurotunnel (FR)*	1,496
TOTAL UNITS		
(Cost $571)		1,521

OPTIONS—0.9%

No. of Contracts		
10,000	Banque National Paris Expire 11/1999 (FR)*	248
30,000	Banque National Paris Expire 12/1999 (FR)*	748
TOTAL OPTIONS		
(Cost $733)		996

SHORT-TERM INVESTMENT—1.0%
(Cost $1,192)

Principal Amount (000s)		
COMMERCIAL PAPER		
$1,192	American Express Credit Corp. 5.280%—11/01/1999	1,192
TOTAL INVESTMENTS—97.1%		
(Cost $101,344)		111,547
CASH AND OTHER ASSETS, LESS LIABILITIES—2.9%		3,244
TOTAL NET ASSETS—100.0%		$114,791

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund

PORTFOLIO OF INVESTMENTS—October 31, 1999

Investment Holdings By Country (% of net assets)

(Excludes net cash and short-term investments of 5.8%)



South Africa (S. AFR) 1.1
Argentina (ARG) 1.2
Australia (AUS) 1.4
Finland (FIN) 1.4
Portugal (PORT) 1.9
Denmark (DEN) 2.1
Brazil (BR) 2.3
Singapore (SGP) 2.3
Spain (SP) 3.1
Malaysia (MAL) 3.7
Italy (IT) 4.6
Netherlands (NET) 6.8
Japan (JP) 7.2
Sweden (SW) 7.9
Switzerland (SWS) 8.6
France (FR) 15.7
United Kingdom (UK) 22.9

COMMON STOCKS—92.7%

Shares		Value (000s)
ALUMINUM—1.6%		
1,488,000	Pechiney SA Series A (FR)	$ 83,266
AUTOMOBILES—1.8%		
316,000	PSA Peugeot Citroen (FR)	60,660
1,467,880	Volvo AB, Series B (SW)	37,929
		98,589
BANKS—23.8%		
4,430,509	ABN Amro Holdings NV (NET)	107,139
15,650,000	Banca Commercial Italiana (IT)	94,160
8,401,350	Banco Bilbao Vizcaya (SP)	112,936

Shares		Value (000s)
3,069,383	Banco Commercial Portugues—Registered (PORT)	$ 86,460
503,062	Banco Commercial Portugues ADR (PORT)[1]	14,023
1,380,000	Bankinter SA — Registered (SP)	53,083
670,000	Banque National Paris (FR)	58,846
4,281,684	Barclays Bank plc (Ord) (UK)	131,356
176,600	Credit Suisse Group—Registered (SWS)	33,946
30,314,000	Malayan Bank Berhad (MAL)	102,908
2,977,915	National Westminster Bank (UK)	67,234
8,925,000	Overseas Chinese Banking Corp. (SGP)	67,073
3,078,986	Royal Bank of Scotland Group (UK)	70,831
5,306,400	Sao Paolo—IMI SpA (IT)	68,765
5,735,727	Standard Chartered plc (UK)	80,300
248,538	UBS AG—Registered (SWS)	72,313
7,540,570	United Overseas Bank (Alien Market) (SGP)	57,122
		1,278,495
CONGLOMERATES—0.9%		
42,297,000	Sime Darby Berhad (MAL)	50,534
CONSUMER GOODS—1.1%		
722,406	BIC (FR)	35,334
900,699	Hunter Douglas NV (NET)	24,396
		59,730
CONTAINERS—0.9%		
264,000	Cie De St Gobain (FR)	45,819
DRUGS & MEDICINE—7.6%		
69,561	Novartis AG—Registered (SWS)	104,047
933,000	Novo Nordisk AS Series B (DEN)	111,967
1,357,133	Rhone Poulenc Series A (FR)	75,943
1,800,000	SmithKline Beecham plc ADR Cl. A (UK)[1]	115,200
		407,157
FINANCIAL SERVICES—2.3%		
2,121,285	ING Groep NV (NET)	125,130
FOREST PRODUCTS—1.2%		
2,100,000	UPM Kymmene Oy (FIN)	66,267
GOLD–PRECIOUS METALS—1.2%		
1,266,710	Anglo American plc ADR (UK)[1]	67,769
GROCERY PRODUCTS—1.8%		
50,300	Nestle SA—Registered (SWS)	97,016
HOTEL–MOTEL—1.0%		
235,000	Accor (FR)	52,898
INSURANCE—4.3%		
5,187,347	Allied Zurich (UK)	63,076
2,552,000	Assicurazioni Generali (IT)	81,872
600,000	AXA UAP (FR)	84,632
		229,580
LIQUOR—2.1%		
7,833,847	Diageo plc (UK)	79,681
3,050,000	Whitbread (UK)	33,328
		113,009

COMMON STOCKS—Continued

Shares		Value (000s)
MACHINERY—0.4%		
5,390,000	Gencor Ltd. New ADR (S. AFR)[1]	$ 19,841
MEDIA—1.4%		
2,500,000	News Corp. Ltd. ADR New (AUS)[1]	74,063
MISCELLANEOUS HIGH TECH—2.5%		
871,000	Sony Corp. (JP)	135,825
NATURAL GAS & PIPELINES—1.4%		
13,676,470	BG (UK)	75,959
NON-FERROUS METALS—2.9%		
26,950,000	Billiton plc ADR (UK) [1]	116,545
2,132,645	Rio Tinto—Registered (UK)	36,410
		152,955
PAPER—1.0%		
1,500,000	Mo Och Domsjo Ab Series B (SW)	44,139
750,000	Stora Enso Oyj (R Shares) (FIN)	9,861
		54,000
PETROLEUM—7.9%		
14,673,994	BP Amoco (UK)	142,504
505,900,001	Petrol Brasileiro Pfd. (BR)	80,472
1,800,000	Royal Dutch Petroleum Co. ADR (NET)[1]	107,888
671,444	Total Fina Cl. B (FR)	90,754
		421,618
PHOTOGRAPHIC—OPTICAL—3.4%		
3,557,000	Canon Inc. (JP)	100,634
2,470,000	Fuji Photo Film Co. (JP)	79,356
		179,990
TELECOMMUNICATIONS—8.0%		
1,292,000	Ericsson (LM) Tel Co. ADR Series B (SW)[1]	55,233
5,280,000	Ericsson (LM) Tel Co. Series B (SW)	219,572
6,600,000	Telecom Argentina Cl. B (ARG)	36,317
12,000,000	Telefonica De Argentina Cl. B (ARG)	30,734
14,400,000	Telekom Malaysia Berhad (MAL)	44,337
296,600,000	Telesp Participaco Pfd. (BR)*	4,756
397,200,038	Telesp Tel Sao Paulo Pfd. (BR)	37,339
		428,288
TIRES & RUBBER—3.0%		
2,545,000	Bridgestone Corp. (JP)	70,050
88,700	Cie Fin Michel Bas (Bearer) (SWS)	39,395
1,127,645	Michelin Cl. B (FR)	49,105
		158,550
TOBACCO—7.6%		
5,187,347	British American Tobacco plc (UK)	34,436
	Cie Financiere Richemont AG Units	
59,000	Cl. A (SWS)	112,713
10,725,000	Imperial Tobacco (UK)	113,670
1,407,150	Seita (FR)	78,446
18,818,974	Swedish Match (SW)	68,878
		408,143

		Value (000s)
WATER—1.6%		
520,487	Suez Lyonnaise des Eaux (FR)	$ 84,037
TOTAL COMMON STOCKS		
	(Cost $2,696,492)	4,968,528

UNITS—0.8%

Units		
29,691,799	Eurotunnel (FR)*	38,102
	Eurotunnel SA Rights	
29,691,799	Expire 11/15/1999 (FR)*	625
20,000,000	Eurotunnel SA Wts. Expire 12/31/2001 (FR)*	631
20,000,000	Eurotunnel SA Wts. Expire 10/31/2003 (FR)*	1,893
TOTAL UNITS		
	(Cost $69,918)	41,251

CONVERTIBLE BOND—0.7%

(Cost $39,600)

Principal Amount (000s)		
	LibLife International BV (S. AFR)	
$40,000	6.500%—09/30/2004	37,800

SHORT-TERM INVESTMENTS—5.6%

COMMERCIAL PAPER		
	American Express Credit Corp.	
11,000	5.280%—11/04/1999	11,000
10,961	5.280%—11/05/1999	10,961
19,978	5.250%—11/24/1999	19,978
11,902	5.270%—11/26/1999	11,902
13,364	5.270%—11/30/1999	13,364
7,094	5.270%—12/01/1999	7,094
		74,299
	Citigroup Inc.	
11,833	5.270%—11/24/1999	11,833
	Exxon Project Investment	
13,727	5.300%—11/01/1999	13,727
14,442	5.260%—11/18/1999	14,442
13,870	5.260%—11/23/1999	13,870
12,211	5.270%—11/29/1999	12,211
		54,250
	GE Financial Assurance Holdings	
15,019	5.320%—11/02/1999	15,019
19,112	5.320%—11/03/1999	19,112
15,000	5.310%—11/10/1999	15,000
15,000	5.320%—11/12/1999	15,000
14,000	5.300%—11/15/1999	14,000
11,076	5.320%—11/22/1999	11,076
		89,207

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
	General Motors Acceptance Corp.	
3,559	5.190%—11/05/1999	$ 3,559
11,393	5.280%—11/19/1999	11,393
		14,952
	Prudential Funding Corp.	
$14,468	5.290%—11/08/1999	14,468
15,000	5.290%—11/09/1999	15,000
13,104	5.280%—11/16/1999	13,104
14,000	5.280%—11/17/1999	14,000
		56,572

	Value (000s)
TOTAL SHORT-TERM INVESTMENTS (Cost $301,113)	$ 301,113
TOTAL INVESTMENTS—99.8% (Cost $3,107,123)	5,348,692
CASH AND OTHER ASSETS, LESS LIABILITIES—0.2%	12,332
TOTAL NET ASSETS—100.0%	$5,361,024

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.
* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Value Fund

PORTFOLIO OF INVESTMENTS—October 31, 1999

Common Stock Holdings (% of net assets)

(Excludes 21.3% of holdings of which 4.3% represents net cash and short-term investments, and 17.0% represents industry classification less than 1.6%)



Credit & Miscellaneous Financial 1.6
Electronic Instruments 1.6
Natural Gas & Pipelines 2.2
Aerospace/Defense 2.3
Building Material–Construction 2.3
Chemicals–Fertilizers 2.3
Conglomerates 2.3
Retail–All Other 2.4
Electric Power 2.5
Manufacturing Diversified 2.6
Computers & Business Equipment 3.0
Drugs & Medicine 3.1
Insurance–Life 3.5
International Oil 3.5
Insurance–Other 4.3
Financial Services 4.5
Paper 5.1
Banks–Money Center 5.2
Electrical Equipment 5.2
Grocery Products 5.9
Banks–Regional 6.6
Telephones 6.7

COMMON STOCKS—95.7%

Shares		Value (000s)
AEROSPACE/DEFENSE—2.3%		
29,800	Northrop Grumman Corp.	$ 1,635
6,200	Raytheon Co. Cl. B	181
36,900	Rockwell International Corp.	1,787
		3,603
AIR FREIGHT—0.1%		
4,500	FDX Corp.	194
AIR TRANSPORTATION—0.6%		
3,000	Alaska Air Group Inc.*	119
9,000	AMR Corp.*	571
1,600	Delta Air Lines Inc.	87
8,600	Southwest Air Lines Co.	145
1,300	US Airways Group Inc.*	36
		958
APPAREL & TEXTILES—0.7%		
32,000	National Service Industries Inc.	1,032
AUTOMOBILE EQUIPMENT—1.2%		
3,564	Delphi Automotive Systems Corp.	59
1,500	Navistar International Corp.*	63
42,700	TRW Inc.	1,831
		1,953
AUTOMOBILES—0.9%		
15,009	Ford Motor Co.	824
8,200	General Motors Corp.	576
		1,400
BANKS–MONEY CENTER—5.2%		
68,535	BankAmerica Corp. New[1]	4,412
18,743	Chase Manhattan Corp.[1]	1,638
1,000	State Street Corp.	76
43,535	Wells Fargo & Co. New[1]	2,084
		8,210
BANKS–REGIONAL—6.6%		
1,871	Amsouth Bancorporation	48
60,560	Bank One Corp.[1]	2,275
1,000	Dime Bancorp Inc.	18
43,378	First Union Corp.	1,852
24,400	First Virginia Banks Inc. Rts.	1,168
1,000	Hibernia Corp. Cl. A	14
22,738	Huntington Bancshares Inc.	673
5,430	KeyCorp New	152
6,720	National City Corp.	198
25,806	PNC Bank Corp.	1,538
58,100	Summit Bancorp	2,012
2,300	Suntrust Banks Inc.	168
6,300	US Bancorp	233
765	Wachovia Corp.	66
		10,415

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
BUILDING MATERIAL–CONSTRUCTION—2.3%		
51,500	Vulcan Materials Co.	$ 2,128
65,300	York International Inc. New	1,539
		3,667
CHEMICALS–FERTILIZERS—2.3%		
1,071	Dow Chemical Co.	127
6,999	E.I. Du Pont De Nemours & Co.	451
47,600	Hercules Inc.	1,145
39,300	R.P.M. Inc.	469
35,900	Rohm & Haas Co.	1,373
		3,565
COMPUTERS & BUSINESS EQUIPMENT—3.0%		
4,900	3Com Corp.	142
14,000	International Business Machines Corp.[1]	1,377
22,000	MCI WorldCom Inc.[1]	1,888
1,693	NCR Corp. New*	56
43,700	Xerox Corp.	1,224
		4,687
COMPUTER SERVICES—0.8%		
3,100	Electronic Data Systems Corp. New	181
1,500	Level 3 Communications Inc.*	103
21,700	NSTAR	826
4,800	Qwest Communications International Inc.	173
		1,283
CONGLOMERATES—2.3%		
2,700	Allied Signal Inc.	154
3,800	First Data Corp.	174
55,369	Fortune Brands Inc.	1,962
7,600	Loews Corp.	539
8,093	Minnesota Mining & Manufacturing Co.	769
		3,598
CREDIT & MISCELLANEOUS FINANCIAL—1.6%		
800	American Express Co.	123
2,710	Associates First Capital Corp.	99
700	Countrywide Credit Industries Inc.	24
21,300	Federal National Mortgage Association[1]	1,507
7,200	Morgan, Stanley, Dean Witter & Co. Inc. New	794
		2,547
CRUDE PRODUCERS—0.7%		
39,600	Mitchell Energy & Dev. Corp. Cl. A	945
7,700	Mitchell Energy & Dev. Corp. Cl. B	183
		1,128
DOMESTIC OIL—0.6%		
18,600	Kerr McGee Corp.	1,000
DRUGS & MEDICINE—3.1%		
20,600	American Home Products Corp.	1,076
35,341	Baxter International Inc.	2,293
28,751	Pharmacia & Upjohn Inc.	1,551
		4,920

Shares		Value (000s)
ELECTRIC POWER—2.5%		
1,500	American Electric Power Inc.	$ 52
52,700	Cinergy Corp.	1,489
830	Consolidated Edison Inc.	32
2,948	Duke Energy Co.	167
1,760	Edison International	52
3,800	Entergy Corp.	114
1,600	Firstenergy Corp.	42
765	FPL Group Inc.	38
18,600	Niagara Mohawk Holdings Corp.*	295
22,000	Northeast Utilities*	458
33,597	OGE Energy Corp.	762
4,300	PG & E Corp.	99
700	PP & L Resources Inc.	19
4,459	Pacificorp	92
1,700	Peco Energy Co.	65
100	Pinnacle West Capital Corp.	4
612	Public Service Enterprise Group	24
3,290	Southern Co.	87
1,301	Texas Utilities Co.	50
300	Unisource Energy Corp.*	3
		3,944
ELECTRICAL EQUIPMENT—5.2%		
37,841	Emerson Electric Co.	2,273
53,300	Grainger (W.W.) Inc.	2,259
64,300	Hubbell Inc., Cl. B	1,780
41,434	Thomas & Betts Corp.	1,859
		8,171
ELECTRONIC INSTRUMENTS—1.6%		
31,000	Harris Corp.	696
2,400	Hewlett Packard Co.	178
16,500	Micron Technology Inc.*	1,177
11,200	Teradyne Inc.	431
		2,482
FINANCIAL SERVICES—4.5%		
44,799	Chubb Corp.	2,458
64,834	Citigroup Inc.[1]	3,509
5,301	Fleet Boston Corp.	231
3,900	Goldman Sachs Group Inc.	277
6,300	Lehman Brothers Holdings Inc.	464
984	Merrill Lynch & Company Inc.	77
1,200	Paine Webber Group Inc.	49
		7,065
FOREST PRODUCTS—0.0%		
500	Champion International Corp.	29
GROCERY PRODUCTS—5.9%		
35,500	American Material Can Group Inc.	444
36,299	Bestfoods	2,133
42,600	Dean Foods Co.	1,970
65,800	Flowers Industries Inc.	1,110
43,660	H.J. Heinz Co.	2,085
119,200	Nabisco Group Holding Corp.	1,527
		9,269

COMMON STOCKS—Continued

Shares		Value (000s)
HEALTH CARE–HOSPITAL MANAGEMENT—0.2%		
9,500	Columbia/HCA Healthcare Corp.	$ 229
1,900	United Healthcare Corp.	98
		327
INSURANCE–LIFE—3.5%		
2,700	Conseco Inc.	66
14,300	Jefferson—Pilot Corp.	1,073
51,800	Reliastar Financial Corp.	2,224
69,800	Torchmark Inc.	2,177
		5,540
INSURANCE–OTHER—4.3%		
3,100	Aetna Inc.	156
76,836	Allstate Corp.	2,209
17,290	American International Group Inc.[1]	1,780
6,800	CNA Financial Group Inc.*	253
1,600	Cigna Corp.	120
71,032	St. Paul Companies Inc.	2,273
		6,791
INTERNATIONAL OIL—3.5%		
6,454	Chevron Corp.	589
20,036	Exxon Corp.	1,484
35,760	Mobil Corp.[1]	3,450
		5,523
MACHINE TOOLS—0.5%		
47,200	Timken Co.	847
MACHINERY—1.3%		
1,836	Caterpillar Inc.	101
41,300	Cooper Industries Inc.	1,778
1,454	Deere & Co.	53
1,500	Ingersoll Rand Co.	78
		2,010
MANUFACTURING DIVERSIFIED—2.6%		
58,600	ITT Industries Inc.	2,003
43,700	Parker Hannifin Corp.	2,002
		4,005
MEDIA—1.4%		
3,400	CBS Corp.*	166
8,400	MediaOne Group Inc.*	597
32,200	Viacom Inc. Cl. B*[1]	1,441
		2,204
MISCELLANEOUS INDUSTRIALS—0.4%		
11,200	XL Capital Ltd. Cl. A	601
NATURAL GAS & PIPELINES—2.2%		
22,700	Columbia Energy Group	1,476
12,900	National Fuel Gas Co.	630
15,608	Nicor Inc.	605
21,500	Peoples Energy Corp.	817
		3,528
PAPER—5.1%		
51,200	Boise Cascade Corp.	1,824
24,400	Bowater Inc.	1,281
9,400	International Paper	$ 495
34,625	Kimberly Clark Corp.	2,186
19,100	Rayonier Inc.	783
25,800	Temple Inland Inc.	1,500
		8,069
PHOTOGRAPHIC—OPTICAL—1.2%		
26,826	Eastman Kodak Co.	1,850
PUBLISHING—0.2%		
3,600	Gannett Inc.	278
RAILROADS—1.3%		
64,000	Burlington Northern Santa Fe	2,040
842	Norfolk Southern Corp.	21
		2,061
RESTAURANTS—0.2%		
8,100	McDonalds Corp.	334
RETAIL–ALL OTHER—2.4%		
3,100	Best Buy Co. Inc.*	172
600	Dayton Hudson Corp.	39
3,200	Federated Department Stores Inc.*	137
67,220	J.C. Penney Inc.	1,706
13,749	Kmart Corp.*	138
41,596	May Department Stores Co.	1,443
2,771	Sears, Roebuck & Co.	78
		3,713
RETAIL–DRUG STORES—1.2%		
67,000	Longs Drug Stores Corp.	1,826
RETAIL–FOOD STORES—1.0%		
72,200	Supervalu Inc.	1,516
SEMICONDUCTORS—0.3%		
4,700	Motorola Inc.	458
SERVICES—0.6%		
22,700	H & R Block Inc.	966
STEEL—0.7%		
60,000	AK Steel Holding Corp.	1,039
11,700	Bethlehem Steel Corp.*[1]	81
		1,120
TELECOMMUNICATIONS—0.2%		
5,700	Comcast Corp.	240
TELEPHONES—6.7%		
54,784	AT&T Corp.[1]	2,561
12,156	Bell Atlantic Corp.	789
27,696	Bellsouth Corp.[1]	1,246
15,427	GTE Corp.	1,157
61,013	SBC Communications Inc.[1]	3,108
23,000	Sprint Corp.[1]	1,709
		10,570
TIRES & RUBBER—0.6%		
59,000	Cooper Tire & Rubber Co.	992

COMMON STOCKS—Continued

Shares		Value (000s)
TOYS—0.1%		
3,300	Toys ''R'' Us Inc.*	$ 47
TOTAL COMMON STOCKS (Cost $147,162)		150,536

SHORT-TERM INVESTMENTS—3.0%

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
$3,834	Repurchase Agreement with State Street Bank & Trust dated October 29, 1999 due November 1, 1999 at 3.75% collateralized by a U.S. Treasury Bill 11.75% February 15, 2001, par value of $3,570 (repurchase proceeds of $3,835 when closed on November 1, 1999)	3,834
U.S. TREASURY BILLS		
$150	4.606%—11/12/1999[1]	$ 150
100	4.700%—11/12/1999[1]	100
25	4.740%—11/12/1999[1]	25
200	4.760%—11/12/1999[1]	200
100	4.770%—11/12/1999[1]	99
250	4.650%—02/17/2000[1]	246
100	4.670%—02/17/2000[1]	99
		919
TOTAL SHORT-TERM INVESTMENTS (Cost $4,753)		4,753
TOTAL INVESTMENTS—98.7% (Cost $151,915)		155,289
CASH AND OTHER ASSETS, LESS LIABILITIES—1.3%		2,093
TOTAL NET ASSETS—100.0%		$157,382

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation (000s)
S & P 500 Index Futures	45	$11	December 1999	$222

Harbor Value Fund
PORTFOLIO OF INVESTMENTS—Continued

STATEMENT OF INVESTMENTS SOLD SHORT AT OCTOBER 31, 1999 IS AS FOLLOWS:

Shares	Security	Value (000s)
4,400	Abbott Laboratories	$ 178
5,400	Alcan Aluminum Ltd.	178
3,100	Alltel Corp	258
2,200	Anheuser-Busch	158
13,100	Avon Products Inc.	422
9,600	Baker Hughes Inc.	268
3,000	Boeing Co.	138
5,700	Bristol Myers Squibb Co.	438
4,800	Burlington Res., Inc.	167
9,200	Campbell Soup Co.	414
1,000	Canadian Imperial Bank, Toronto	21
1,600	Cisco Systems Inc.	118
4,300	Clorox	176
4,800	Coca Cola Co.	283
9,000	ConAgra Inc.	235
2,900	Dow Jones & Co. Inc.	175
4,000	Eli Lilly & Co.	276
4,800	General Electric Co.	651
3,100	General Mills Inc.	271
8,400	Gillette Co.	304
2,700	Halliburton Co.	102
3,400	Hershey Foods Corp.	172
4,700	Household International Inc.	210
2,500	Intel Corp.	194
4,700	International Flavours	180
9,300	Kellogg Co.	370
6,100	Lockheed Martin Corp.	122
2,000	Lucent Technologies Inc.	129
3,800	Masco Corp.	116
3,900	McGraw Hill Co.	233
3,300	Mellon Financial Corp.	122
3,700	Merck & Co. Inc.	294
2,900	Microsoft Corp.	268
6,300	Newell Rubbermaid Inc.	218
7,500	Occidental Pete Corp.	171
9,300	PepsiCo Inc.	$ 323
4,700	Pfizer Inc.	186
3,900	Phillips Petroleum Co.	181
4,600	Pitney Bowes Inc.	210
2,400	Potash Corp Sask Inc.	106
3,700	Procter & Gamble Corp.	388
3,900	Quaker Oats Co.	273
8,000	Ralston Purina Co.	252
4,600	Royal Dutch Petroleum Co. ADR[1]	276
4,300	SLM Holding Corp.	210
14,100	Sara Lee Corp.	382
2,700	Schering Plough Corp.	134
3,800	Schlumberger Ltd.	230
9,200	Segrams Ltd.	454
9,700	Sysco Corp.	373
6,400	Telegobe Inc.	152
1,400	Texaco Inc.	86
3,400	Textron Inc.	262
2,300	Times Mirror Co. Series A New	166
13,100	Transcanada Pipelines Ltd.	158
6,300	Trizec Hahn Corp.	117
6,000	Tupperware Corp.	119
4,200	UST Inc.	116
1,900	Unilever NV New	127
3,400	Union Pac Corp.	190
2,300	Unocal Corp.	79
3,300	Wal Mart Stores Inc.	187
4,200	Warner Lambert	335
2,200	Weyerhaeuser Co.	131
6,100	Winn Dixie Stores Inc.	165
2,900	Wrigley Wm Jr. Co.	232
	TOTAL INVESTMENTS SOLD SHORT (proceeds $14,264)	$14,630

* Non-income producing security.

1 At October 31, 1999, securities held by the Fund were pledged to cover margin requirements for open future contracts and investments sold short. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $22,508.

The accompanying notes are an integral part of the financial statements.

Total Investments (% of net assets)

(Excludes excess of liabilities over other assets and short-term investments of –26.3%)



Foreign Government Obligations
3.6
U.S. Government Obligations
4.1
Asset-Backed Securities
4.1
Corporate Bonds & Notes
50.6
Mortgage-Backed Securities
63.9

ASSET-BACKED SECURITIES—4.1%

Principal Amount (000s)		Value (000s)
	Bayview Financial Revolving Mortgage Loan	
$10,000	6.710%—08/25/2029[8]	$ 9,834
	Firstplus Home Loan Owner Trust Series 1998-2 Cl. A3	
6,250	6.320%—11/10/2013[10]	6,236
	SLM Student Loan Trust Series 1995-1 Cl. A2	
5,000	5.610%—10/25/2007[8]	4,966
	Student Loan Marketing Association MTN[1]	
5,000	5.684%—06/30/2000[8,11]	4,996
	TOTAL ASSET-BACKED SECURITIES (Cost $26,101)	26,032

CORPORATE BONDS & NOTES—50.6%

Principal Amount (000s)		Value (000s)
	Associates Corp. North America	
5,000	5.596%—08/27/2001[8,11]	4,988
	Banesto Del Inc.	
3,000	8.250%—07/28/2002[11]	3,077
	Banponce Corp.	
2,000	6.750%—12/15/2005[11]	1,900
	Beaver Valley II Funding Corp.	
4,000	8.625%—06/01/2007[11]	4,075
	Beneficial Corp. MTN[1]	
10,000	6.289%—04/01/2002[8,11]	9,991
	CMS Energy Corp.	
1,200	8.125%—05/15/2002	1,204
	CSC Holdings Inc.	
1,200	9.875%—04/01/2023	1,245
	Calpine Corp.	
1,200	7.875%—04/01/2008[11]	1,143
3,000	8.750%—07/15/2007[11]	2,940
		4,083
	Cemex SA MTN[1]	
$ 1,000	8.500%—08/31/2000	$ 1,009
	Central Maine Power MTN[1]	
10,000	6.380%—02/24/2000[11]	9,982
	Century Communications Corp.	
1,200	0.000%—03/15/2003[12]	864
	Chrysler Financial Corp. MTN[1]	
10,000	5.448%—07/05/2000[8,11]	9,996
	Cincinnati Financial Corp.	
5,000	6.900%—05/15/2028[11]	4,481
	Citicorp	
10,625	7.125%—03/15/2004[11]	10,697
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[11]	2,095
	Credit Suisse First Boston	
10,000	6.500%—05/01/2008[2,11]	9,397
	DDTE Capital Corp.	
10,000	7.110%—11/15/2003[2,11]	9,753
	Dean Witter Discover & Co.	
9,000	6.505%—10/05/2002[8]	9,012
	Echostar Communications Corp.	
1,200	9.250%—02/01/2006	1,194
	First Chicago Corp. MTN[1]	
10,000	5.590%—03/11/2002[8,11]	10,000
10,000	5.616%—06/26/2002[8,11]	9,966
		19,966
	Florida Gas Transmission Co.	
2,000	8.140%—11/01/1999[2,11]	2,000
	GMACCM Mortgage Trust I	
14,989	6.193%—09/20/2004[2,11]	14,989
	General Motors Acceptance Corp.	
10,000	6.336%—04/29/2002[8,11]	9,961
5,000	6.336%—11/10/2003[11]	4,810
		14,771
	General Motors Acceptance Corp. MTN[1]	
8,000	5.895%—12/17/2001[8,11]	8,004
3,000	5.550%—09/15/2003[11]	2,869
		10,873
	Goldman Sachs Group LP MTN[1]	
10,000	6.356%—01/09/2001[2,8,11]	9,982
10,000	5.710%—02/20/2001[2,8,11]	9,980
		19,962
	Gulf STS Utilities Co.	
400	8.210%—01/01/2002	407
	HMH Properties Inc.	
3,000	7.875%—08/01/2005	2,745
	Hydro Quebec Yankee Bonds Debenture	
775	9.500%—11/15/2030[11]	944

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	International American Development Bank	
NZ$ 3,500	5.750%—04/15/2004	$ 1,656
	International Game Technology	
$ 6,500	7.875%—05/15/2004[11]	6,256
	KPNQwest	
5,000	8.125%—06/01/2009[2]	4,775
	Korea Development Bank	
€10,000	2.850%—05/14/2001[8]	5,107
	Lehman Brothers Holdings Inc. MTN[1]	
$ 6,200	6.979%—04/01/2002[8,11]	6,215
	Merrill Lynch & Company Inc. MTN[1]	
10,000	5.558%—09/30/2000	9,984
	Mexico Credit Link	
5,000	10.557%—02/22/2002[8]	5,266
	Meyer, Fred Inc. New	
5,000	7.150%—03/01/2003[11]	5,000
	MFN Financial Corp.	
1,000	10.000%—03/23/2001	945
	Nabors Industries Inc.	
10,000	6.800%—04/15/2004[11]	9,766
	Occidental Petroleum Corp.	
5,000	6.400%—04/01/2003[7]	4,855
	Orion Network Sys. Inc.	
2,500	0.000%—01/15/2007[9]	1,113
	Prudential Funding Corp. MTN[1]	
5,000	5.620%—08/01/2000[8,11]	4,993
	Saferco Products Inc. MTN[1]	
500	9.630%—05/31/2000[14]	509
	Salomon Brothers Mortgage Services VII Inc.	
10,000	1.000%—11/10/2029	10,000
	Salomon Inc. CPI Bond[4]	
5,264	3.650%—02/14/2002	5,059
	Sasco Floating Rate Mortgage	
9,500	6.010%—10/21/2013[2]	9,500
	TCI Communications Inc. MTN[1]	
5,000	6.085%—09/11/2000[8,11]	4,987
	TRW Inc.	
3,500	6.625%—06/01/2004[2]	3,399
	Tenet Healthcare Corp.	
4,443	8.625%—12/01/2003	4,368
	Time Warner Inc.	
450	7.975%—08/15/2004[11]	466
	Westdeutsche Landesbank Giroz	
15,000	6.050%—01/15/2009[11]	13,739
	Worldcom Inc.	
13,250	8.875%—01/15/2006	14,002

TOTAL CORPORATE BONDS & NOTES
(Cost $324,910) ... 317,660

FOREIGN GOVERNMENT OBLIGATIONS—3.6%

Principal Amount (000s)		Value (000s)
	Government of New Zealand[13]	
NZ$ 2,300	10.000%—03/15/2002	$ 1,259
2,300	5.500%—04/15/2003	1,125
		2,384
	Republic of Argentina	
$ 6,800	11.786%—04/10/2005[8,11]	6,137
	Republic of Korea Loan Earls	
2,743	8.281%—04/08/2000[7]	2,753
	Republic of Korea Loan Earls II	
1,443	8.281%—04/08/2000[7]	1,448
	Republic of Philippines	
5,000	9.500%—10/21/2024	4,984
	United Mexican States	
3,000	6.768%—06/27/2002[8]	2,955
1,748	6.500%—03/25/2005	1,643
		4,598

TOTAL FOREIGN GOVERNMENT OBLIGATIONS
(Cost $22,825) ... 22,304

MORTGAGE-BACKED SECURITIES—63.9%

COLLATERALIZED MORTGAGE OBLIGATIONS

Principal Amount (000s)		Value (000s)
	Chase Mortgage Financial Corp. REMIC[3] Series 1993-N Cl. A9	
3,000	6.750%—11/25/2024	2,717
	Collateralized Mortgage Securities Corp Series F Cl. 4	
133	11.450%—11/01/2015	134
	Collateralized Mortgage Securities Corp REMIC[3] Series 1988-4 Cl. B	
172	8.750%—04/20/2019[11]	177
	Commercial Mortgage Asset Trust Pass Thru Certificate Series 1999-C1 Cl. A1	
4,850	6.250%—12/17/2007[7]	4,713
	Countrywide Home Loans REMIC[3] Series 1997-6 Cl. A10	
10,000	7.250%—11/25/2027[11]	9,652
	Drexel Burnham Lambert REMIC[3] Series H Cl. 4	
6,729	8.500%—04/01/2017[11]	6,839
	Federal Home Loan Mortgage Corp. Pass Thru Certificates	
13,589	5.911%—08/15/2032[7,11]	13,410
	Federal Home Loan Mortgage Corp. REMIC[3]	
1,292	9.000%—12/15/2020[11]	1,337
2,639	8.000%—08/15/2022	2,702
7,820	6.500%—02/15/2023[5]	1,108
10,000	6.000%—08/15/2026[11]	9,025
		14,172

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Federal National Mortgage Association REMIC[3]	
$ 1,037	6.500%—02/25/2007[5,11]	$ 69
1,740	6.000%—07/25/2017[5]	66
693	6.000%—04/25/2019[11]	691
2,000	6.500%—12/25/2020[11]	1,953
7,101	7.000%—04/18/2027[11]	6,348
		9,127
	GE Capital Mortgage Services Inc. REMIC[3]	
	Series 1994-6 Cl. A3	
3,620	6.500%—12/25/2022	3,267
	Series 1998-17 Cl. A3	
9,901	6.750%—10/25/2028[11]	9,303
		12,570
	Kidder Peabody Acceptance Corp. I REMIC[3]	
	Series 1994-2 Cl. 1A2	
1,874	7.620%—09/25/2024[7,11]	1,871
	Norwest Asset Securities Corp. REMIC[3]	
	Series 1997-19 Cl. A8	
6,200	7.250%—12/25/2027[11]	6,054
	Series 1998-12 Cl. A9	
5,000	6.750%—06/25/2028[11]	4,607
		10,661
	PNC Mortgage Securities Corp. REMIC[3]	
	Series 1998-14 Cl. 3A3	
17,726	6.500%—02/25/2029	16,291
	Series 1999-4 Cl. 1A8	
9,800	6.290%—06/25/2029	9,443
		25,734
	PP & L Transition	
	Series 1999 Cl. A4	
10,000	6.720%—12/26/2005	9,971
	Prudential Home Mortgage Securities Co. REMIC[3]	
	Series 1993 Cl. A-8	
5,743	6.750%—08/25/2008[11]	5,584
	Series 1993-55 Cl. A1	
864	7.730%—12/26/2023[8,11]	861
		6,445
	Residential Asset Securitization Trust REMIC[3]	
	Series 1998-A13 Cl. 1A3	
6,931	6.500%—12/25/2028[11]	6,289
	Residential Funding Mortgage Securities I Inc.	
	Series 1997-S8 Cl. A9	
9,500	7.500%—06/25/2027[11]	9,427
	Resolution Trust Corporation Mortgage Pass Thru Certificate REMIC[3]	
	Series 1991-3 Cl. 1L	
2,970	8.690%—08/25/2021[8,11]	2,960
	SLM Student Loan Trust	
	Series 1997-2 Cl. A1	
$ 2,530	5.400%—10/25/2005[8,11]	$ 2,515
	Series 1997-3 Cl. A1	
6,168	5.460%—04/25/2006[8,11]	6,125
		8,640
	Sears Mortgage Securities Corp.	
	Series 92 Cl. A	
513	6.922%—10/25/2022[2,8]	519
	Structured Asset Mortgage Investments Inc. REMIC[3]	
	Series 1998-9 Cl. 1A3	
5,000	6.250%—11/25/2028	4,494
	TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS	160,522
	OTHER MORTGAGE-BACKED SECURITIES	
	Asset Backed Securities Corp.	
9,191	5.685%—03/18/2029[11]	9,226
	EQCC Home Equity Loan Trust	
4,439	6.050%—01/25/2001[11]	4,414
	Federal Home Loan Mortgage Corp. Pass Thru Certificates	
7	10.500%—09/01/2000	7
49	8.000%—06/01/2011	50
50	8.500%—02/01/2017[11]	52
786	7.084%—08/01/2024[7,11]	808
		917
	Federal Home Loan Mortgage Corp. Forward Gold 30 Year TBA[6]	
	November Delivery	
22,900	6.000%—12/01/1999	21,366
2,400	7.500%—12/01/1999	2,409
	January Delivery	
22,900	6.000%—12/01/1999	21,347
		45,122
	Federal Housing Authority Project	
	223C Reilly-52	
295	5.150%—06/01/2018	265
	221 Grey 98-4	
7,862	7.430%—10/01/2020[11]	7,966
	221D4 Banco-5	
755	7.400%—02/01/2021	765
	221D4 Banco-15	
250	7.450%—05/01/2021	253
		9,249

MORTGAGE-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Federal National Mortgage Association Pass Thru Certificates	
$ 103	9.000%—03/01/2005[11]	$ 107
1,044	9.000%—11/01/2009[11]	1,094
15	8.500%—12/01/2009	15
56	9.500%—04/01/2011	60
1,368	6.744%—10/01/2032[7]	1,344
		2,620
	Federal National Mortgage Association TBA[6] November Delivery	
12,800	6.500%—12/01/1999	12,280
	Government National Mortgage Association TBA[6] November Delivery	
30,000	6.000%—12/15/1999	27,872
41,000	6.500%—12/15/1999	39,181
12,200	7.000%—12/15/1999	11,967
	January Delivery	
41,000	6.500%—12/15/1999	39,129
12,200	7.000%—12/15/1999	11,941
		130,090
	Government National Mortgage Association II[7]	
1,059	6.904%—03/20/2017[11]	1,076
2,580	6.750%—08/20/2022[11]	2,613
1,659	6.750%—09/20/2023[11]	1,679
436	7.223%—05/20/2024[11]	441
52	6.750%—07/20/2024	53
369	7.452%—12/20/2024[11]	373
1,336	7.227%—01/20/2025[11]	1,350
668	6.921%—02/20/2025[11]	675
340	7.502%—02/20/2025[11]	343
647	7.320%—10/20/2025[11]	653
294	7.388%—10/20/2025	297
2,537	8.142%—11/20/2025[11]	2,560
763	7.372%—12/20/2026[11]	766
6,113	6.750%—07/20/2027	6,146
3,598	6.750%—01/20/2099[11]	3,641
		22,666
	Government National Mortgage Association II[7]	
397	6.750%—08/15/2017	386
	United Airlines Pass Thru Certificate Series 1993 Cl. C2	
3,000	9.060%—06/17/2015[7,11]	3,073
TOTAL OTHER MORTGAGE-BACKED SECURITIES		240,043
TOTAL MORTGAGE-BACKED SECURITIES (Cost $405,889)		400,565

U.S. GOVERNMENT OBLIGATIONS—4.1%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bonds	
$ 2,030	3.875%—04/15/2029	$ 1,945
	U.S. Treasury Notes	
2,760	5.500%—02/29/2000[11,13]	2,763
20,974	3.625%—07/15/2002[4]	20,856
		23,619
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $25,447)		25,564

SHORT-TERM INVESTMENTS—7.3%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp.	
6,900	5.280%—11/02/1999	6,899
	Coca Cola Company	
1,000	5.270%—11/04/1999	999
	General Electric Capital Corp.	
1,000	5.300%—11/17/1999	998
18,700	5.330%—11/22/1999	18,642
		19,640
	Oesterreichische	
4,600	5.960%—01/27/2000	4,534
	Proctor and Gamble Corp.	
6,900	5.280%—11/29/1999	6,871
TOTAL COMMERCIAL PAPER		38,943
REPURCHASE AGREEMENT		
6,355	Repurchase Agreement with State Street Bank & Trust dated October 29, 1999 due November 1, 1999 at 3.75% collateralized by a U.S. Treasury Note 6.50% May 31, 2001, par value of $6,255 (repurchase proceeds of $6,357 when closed on November 1, 1999)	6,355
U.S. TREASURY BILLS		
90	4.910%—02/10/2000[11]	89
280	5.020%—02/17/2000[11]	276
		365
TOTAL SHORT-TERM INVESTMENTS (Cost $45,663)		45,663
TOTAL INVESTMENTS—133.6% (Cost $850,835)		837,788
CASH AND OTHER ASSETS, LESS LIABILITIES—(33.6)%		(210,608)
TOTAL NET ASSETS—100.0%		$ 627,180

SWAP AGREEMENTS AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Par Value (000s)	Description	Counterparty	Unrealized Appreciation/ (Depreciation) (000s)
¥ 580,000	To make or receive semi-annual payments through 4/14/2008 based on the difference between (A) the 10 year fixed interest rate of 2.295% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Deutsche Bank AG-New York Branch	$(123)
377,000	To make or receive semi-annual payments through 4/15/2008 based on the difference between (A) the 10 year fixed interest rate of 2.305% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Deutsche Bank AG-New York Branch	(83)
$ 2,400	To make semi-annual payments through 3/28/2001 of a fixed interest rate of 5.700%. In the event of default of Republic of Argentina Floating Rate Notes (''FRAN'') and/or Spread-Adjusted Notes (''SPAN'') the counterparty is obligated to deliver to the Fund the Republic of Argentina FRAN's due 4/10/2005 or the Republic of Argentina SPAN's due 11/30/2002 at par.	Deutsche Bank AG-London	36
1,000	To make semi-annual payments through 3/22/2001 of a fixed interest rate of 6.150%. In the event of default of Republic of Argentina Floating Rate Notes (''FRAN'') and/or Spread-Adjusted Notes (''SPAN'') the counterparty is obligated to deliver to the Fund the Republic of Argentina FRAN's due 4/10/2005 or the Republic of Argentina SPAN's due 11/30/2002 at par.	Deutsche Bank AG-London	(20)
			$(190)

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Note—5 Yr. (Buy)	262	$ 26,200	December 1999	$(167)
U.S. Treasury Note—10 Yr. (Buy)	205	20,500	December 1999	(51)
U.S. Treasury Bond—20 Yr. (Buy)	198	19,800	December 1999	223
U.S. Treasury Note—5 Yr. (Buy)	50	5,000	March 2000	47
U.S. Treasury Note—10 Yr. (Buy)	242	24,200	March 2000	296
U.S. Treasury Bond—20 Yr. (Buy)	48	4,800	March 2000	(144)
Eurodollar (Buy)	194	E$ 48,500	September 2000	(102)
Eurodollar (Buy)	485	121,250	December 2000	(5)
				$ 97

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Description	Number of Shares/ Contracts	Strike Price	Expiration Date	Value (000s)
Federal Home Loan Mortgage Corp (Put)	50	$ 99.62	November 1999	$ (17)
Federal Home Loan Mortgage Corp (Put)	40	99.44	November 1999	(3)
Federal Home Loan Mortgage Corp (Call)	90	100.42	November 1999	(57)
U.S. Treasury Bond (Put)	349	110.00	November 1999	(22)
U.S. Treasury Bond (Call)	424	120.00	November 1999	(7)
Eurodollar Futures (Put)	98	94.00	December 1999	(26)
Eurodollar Futures (Put)	12	94.25	December 1999	(9)
Eurodollar Futures (Put)	183	93.50	December 2000	(174)
Written options outstanding, at value (premiums received of $631)				$(315)

FORWARD CURRENCY CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Currency	Market Value (000s)	Aggregate Face Value (000s)	Delivery Date	Unrealized Appreciation/ (Depreciation) (000s)
New Zealand Dollar (Sell)	$2,851	$2,965	November 5, 1999	$114
New Zealand Dollar (Sell)	1,761	1,817	January 21, 2000	56
Eurodollar (Sell)	5,264	5,302	January 24, 2000	38
New Zealand Dollar (Buy)	2,666	2,667	February 11, 2000	(1)
				$207

TBA SALE COMMITMENTS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Description	Principal Amount (000s)	Coupon Rate	Delivery Date	Market Value (000s)
Federal Home Loan Mortgage Corp Gold	$ 1,000	6.00%	November 1999	$ 933
Federal Home Loan Mortgage Corp Gold	1,500	6.00%	November 1999	1,400
Federal Home Loan Mortgage Corp Gold	20,400	6.00%	November 1999	19,033
Federal Home Loan Mortgage Corp Gold	2,400	7.50%	November 1999	2,409
Government National Mortgage Assoc. I	15,000	6.50%	November 1999	14,334
Government National Mortgage Assoc. I	26,000	6.50%	November 1999	24,846
Government National Mortgage Assoc. I	12,200	7.00%	November 1999	11,967
TBA Sale Commitments at Value (proceeds receivable $74,043)				$74,922

1 MTN after the name of a security stands for Medium Term Note.
2 Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 1999, these securities were valued at $74,294 or 11.8% of net assets.
3 REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.
4 Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.
5 Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.
6 TBA's are mortgage-backed securities traded under delayed delivery commitments, settling after October 31, 1999. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBA's is not earned until settlement date. (See Note 2 to the Financial Statements).
7 Variable rate security. The stated rate represents the rate in effect at October 31, 1999.
8 Floating rate security. The stated rate represents the rate in effect at October 31, 1999.
9 Step Coupon security. The rate will be 0.0% until January 1, 2002. The rate becomes 12.5% after the stated date.
10 Step Coupon security. The rate will step 1.07% per month until the coupon reaches 15%.
11 At October 31, 1999, securities held by the Fund were pledged to cover margin requirements for open future contracts, written options on futures contracts and TBAs. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $368,418.
12 Zero coupon bond.
13 Security purchased on a delayed delivery or when-issued basis. (See Note 2 to the Financial Statements).
14 Private placement security whose initial acquisition cost was $500 on July 12, 1990. At October 31, 1999, this security was valued at $509 and represented 0.0% of net assets. Saferco Products, Inc. has no outstanding publicly offered securities of the same class as the private placement security held by the Fund. The Fund will bear the costs, if any, relating to the disposition of the private placement security, including costs associated with registering the security under the Securities Act of 1933, if necessary.
€ Euro.
E$ Eurodollar.
¥ Japanese Yen.
NZ$ New Zealand dollar.

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
—October 31, 1999

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 13.7%)


Mortgage-Backed Securities
8.7
Corporate Bonds & Notes
9.9
U.S. Government Obligations
21.3
Asset-Backed Securities
46.4

ASSET-BACKED SECURITIES—46.4%

Principal Amount (000s)		Value (000s)
	Allied Capital Commercial Mortgage Trust	
	Series 1998-1 Cl. A	
$ 1,428	6.310%—05/25/2003[1,5]	$ 1,414
	BMW Vehicle Owner Trust	
5,000	6.160%—12/25/2001[5]	4,988
	Bank Boston Master LLC	
5,000	5.730%—11/16/2003[1,4]	5,031
	Beneficial Home Equity Loan Trust	
	Series 1996-1 Cl. A	
1,650	5.590%—04/28/2026[4,5]	1,652
	Campobello Master Trust	
	Series 1999-1A Cl. B	
3,000	5.956%—12/15/2006[1,4]	2,987
	Capital One Master Trust	
8,000	5.506%—02/15/2005[5]	7,999
	Chase Manhattan Auto Owner Trust	
	Series 1996-C Cl.A3	
424	5.950%—11/15/2000[5]	424
	CIT Marine Trust	
	Series 1999-A Cl. A	
2,000	5.800%—04/15/2010	1,968
	CIT RV Trust Cl.	
	Series 1997-A Cl.A4	
1,495	6.200%—10/15/2006[5]	1,496
	Discover Card Master Trust	
	Series 1994-2 Cl. A	
5,000	5.756%—10/16/2004[4,5]	5,024
	Series 1995-2 Cl. A	
5,955	6.550%—02/18/2003	5,961
		10,985
	Discover Card Trust	
4,000	6.750%—02/16/2002[5]	3,997
	First Chicago Master Trust	
	Series 1996-R Cl. A	
$ 2,917	5.476%—07/15/2001[4,5]	$ 2,919
	Ford Credit Auto Owner Trust	
	Series 1999-D Cl. A3	
10,000	6.200%—04/15/2002[5]	9,980
	Green Tree Financial Corp.	
	Pass Thru Certificates	
	Series 1995-10 Cl. A4	
3,057	6.300%—02/15/2027	3,056
	Series 1996 Cl. A4	
3,599	6.420%—11/15/2028	3,590
	Series 1998-A Cl. A2	
2,489	6.040%—06/15/2029	2,484
		9,130
	Honda Auto Lease Trust	
6,000	6.650%—07/15/2005[5]	6,025
	MBNA Master Credit Card Trust II	
	Series 1996-D Cl. B	
4,000	5.696%—09/15/2003[4]	3,999
	Metris Master Trust	
	Series 1998-1A Cl. B	
4,000	5.860%—08/20/2005[1,4,5]	3,971
	Merrill Lynch Home Equity Loan Trust	
	Series 1992 Cl. A	
506	5.838%—07/15/2022[4,5]	507
	Newcourt Equipment Trust Securities	
	Series 1998-1 Cl.A2	
1,930	5.170%—09/20/2000	1,929
	Norwest Automobile Trust	
	Series 1996-A Cl. CTFS	
5,000	6.300%—05/15/2003[5]	4,980
	Premier Auto Trust	
	Series 1998-4 Cl. A2	
2,228	5.560%—04/08/2001	2,226
	Series 1996-3 Cl. CTFS	
3,000	6.950%—11/06/2001	3,010
	Series 1999-3 Cl. A2	
4,000	5.820%—02/08/2002	3,986
		9,222
	Providian Master Trust	
	Series 1999 Cl. A	
7,100	6.600%—04/16/2007	7,096
	Rental Car Financial Corp.	
4,500	6.250%—06/25/2003[1]	4,473

Harbor Short Duration Fund

PORTFOLIO OF INVESTMENTS—Continued

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Saxon Asset Securities Trust Series 1998-2 Cl. AV2	
$ 4,000	6.200%—04/25/2018	$ 3,970
	Signet Helco Trust Series 1995-A Cl. A	
1,538	5.680%—06/20/2004[4,5]	1,541
	Toyota Auto Lease Trust Series 1998-B Cl. A1	
4,000	5.350%—07/25/2002	3,967
	TOTAL ASSET-BACKED SECURITIES (Cost $116,914)	116,650

CORPORATE BONDS & NOTES—9.9%

Principal Amount (000s)		Value (000s)
	FCC National Bank Wilmington Delaware	
8,000	5.730%—02/07/2000[5]	8,000
	Household Finance Corp. MTN[2]	
7,000	6.578%—10/15/2001[4,5]	7,018
	Key Bank N A	
5,000	6.454%—10/27/2000[4,5]	5,010
	Salomon Inc. (Series D&E)	
5,000	6.810%—02/14/2000[1,4]	5,015
	TOTAL CORPORATE BONDS & NOTES (Cost $25,033)	25,043

MORTGAGE-BACKED SECURITIES—8.7%

Principal Amount (000s)		Value (000s)
	COLLATERALIZED MORTGAGE OBLIGATIONS	
	Contimortgage Home Equity Trust Pass Thru Certificates Series 1998-3 Cl. A10	
4,000	5.840%—05/15/2016	3,943
	Federal National Mortgage Association Series 1993-163 Cl. BK	
433	6.150%—11/25/2017	431
	Series 1993-163 Cl. BK	
2,000	6.250%—07/25/2018	1,984
		2,415
	Federal Home Loan Mortgage Multiclass Mortgage Cl. A REMIC[3]	
8,982	6.900%—04/15/2026	8,855
	Green Tree Financial Corp. Pass Thru Certificates — Cl. A-2	
4,000	5.430%—03/01/2020	3,980
	TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS	19,193
	OTHER MORTGAGE-BACKED SECURITIES	
	CRIIMI MAE CMBS Corp. Series 1998-1 Cl. A1	
2,852	5.697%—10/20/2001[1]	2,721
	TOTAL MORTGAGE-BACKED SECURITIES (Cost $22,251)	$ 21,914

U.S. GOVERNMENT OBLIGATIONS—21.3%

Principal Amount (000s)		Value (000s)
	Federal Home Loan Banks	
$10,000	5.525%—08/28/2000	9,967
5,000	5.875%—09/17/2001	4,977
		14,944
	Federal Home Loan Mortgage Corp.	
10,000	5.750%—06/15/2001	9,954
	U.S. Treasury Notes	
4,500	4.500%—01/31/2001	4,437
21,300	5.250%—05/31/2001	21,134
3,000	5.750%—06/30/2001	2,998
		28,569
	TOTAL U. S. GOVERNMENT OBLIGATIONS (Cost $53,550)	53,467

SHORT- TERM INVESTMENTS—15.9%

Principal Amount (000s)		Value (000s)
	REPURCHASE AGREEMENT	
2,811	Repurchase Agreement with State Street Bank & Trust dated October 29, 1999 due November 1, 1999 at 5.10% collateralized by a U.S. Treasury Bill 7.875% February 15, 2021, par value of $2,465 (repurchase proceeds of $2,812 when closed on November 1, 1999)	2,811
	BANK OBLIGATION	
	Australia & New Zealand Banking	
5,000	5.280%—11/09/1999	5,000
	U.S. TREASURY BILL	
1,000	4.590%—11/26/1999	997
	COMMERCIAL PAPER	
	ABN Amro North America	
8,000	5.730%—01/26/2000	7,890
	Asset Portfolio Funding Yrs. 1+2	
4,000	5.520%—01/25/2000	3,948
	Ford Motor Credit Company	
5,000	5.511%—03/13/2000	5,000
	J.P. Morgan & Co.	
3,000	5.280%—03/06/2000	2,945
	Riverwoods Funding Corp.	
5,000	6.000%—01/11/2000	4,941
	Telstra Corp. Ltd.	
6,500	5.350%—12/03/1999	6,469
	TOTAL COMMERCIAL PAPER	31,193

SHORT-TERM INVESTMENTS—Continued

	Value (000s)
TOTAL SHORT-TERM INVESTMENTS (Cost $40,001)	$40,001
TOTAL INVESTMENTS—102.2% (Cost $257,749)	257,075
CASH AND OTHER ASSETS, LESS LIABILITIES—(2.2%)	(5,633)
TOTAL NET ASSETS—100.0%	$251,442

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 1999 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
Eurodollar Futures (Buy)	52	E$13,000	December 1999	$(25)
Eurodollar Futures (Sell)	20	5,000	March 2000	4
Eurodollar Futures (Sell)	20	5,000	September 2000	5
U.S. Treasury Note—2 Yr. (Buy)	100	$ 20,000	December 1999	(52)
				$(68)

1 Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 1999, these securities were valued at $25,612 or 10.2% of net assets.
2 MTN after the name of a security stands for Medium Term Note.
3 REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.
4 Floating rate security. The stated rate represents the rate in effect at October 31, 1999.
5 At October 31, 1999, securities held by the Fund were pledged to cover margin requirements for open future contracts. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $103,703.
E$ Eurodollar.

The accompanying notes are an integral part of the financial statements.

Harbor Money Market Fund

PORTFOLIO OF INVESTMENTS—October 31, 1999

Total Investments (% of net assets)
(Excludes net cash of 1.3%)


Repurchase Agreement
1.7
Asset-Backed Securities
2.5
Bank Obligations
45.2
Commercial Paper
49.3

ASSET-BACKED SECURITIES—2.5%
(Cost $2,456)

Principal Amount (000s)		Value (000s)
$2,458	BMW Vehicle Owner Trust 5.640%—08/25/2000	$ 2,456

BANK OBLIGATIONS—45.2%

Principal Amount (000s)		Value (000s)
4,000	Australia & New Zealand Banking 5.280%—11/09/1999	4,000
4,000	Bank Austria Aktiengesel NY 5.195%—02/29/2000	3,989
4,000	Bank of Montreal 5.219%—11/01/1999	4,000
4,000	Bayerische Vereinsbank AG 5.015%—02/07/2000	3,990
4,000	CBA Del Fin Inc. Yrs. 3+4 4.930%—11/24/1999	3,987
4,000	CommerzBank New York Branch 5.120%—04/25/2000	3,989
4,000	Credit Suisse First Boston 5.560%—01/18/2000	4,000
4,000	Deutsche Bank AG 5.880%—01/20/2000	3,999
4,000	Dresdner Bank AG 5.560%—01/07/2000	4,000
4,000	Landesbank Hessen Thuringen 5.190%—02/29/2000	4,000
4,000	Westdeutsche Landesbank NY 5.340%—11/18/1999	4,000
	TOTAL BANK OBLIGATIONS (Cost $43,954)	43,954

COMMERCIAL PAPER—49.3%

Principal Amount (000s)		Value (000s)
$4,000	Abbey National plc 5.326%—11/26/1999	$ 3,985
4,000	Amro North America 5.730%—01/26/2000	3,945
4,000	Asset Portfolio Funding Yrs. 1+2 5.520%—01/25/2000	3,948
4,000	Banque Et Caisse D Epargne 5.400%—01/20/2000	3,952
4,000	Ciesco LP 5.350%—11/16/1999	3,991
2,330	Dollar Thrifty Corp. 5.370%—11/16/1999	2,325
3,330	Fleet Funding Corp. 5.880%—02/01/2000	3,280
3,000	J.P. Morgan & Co. 5.280%—03/06/2000	2,944
4,000	Moriarty Ltd. 5.810%—01/18/2000	3,950
4,000	Paccar Financial Corp. Yrs. 3+4 5.270%—11/22/1999	3,988
4,000	Republic Corp. Yrs. 1+2 5.390%—12/01/1999	3,982
4,000	Riverwoods Funding Corp. 6.000%—01/11/2000	3,953
3,700	Telstra Corp. Ltd. 5.350%—12/03/1999	3,682
	TOTAL COMMERCIAL PAPER (Cost $47,925)	47,925

REPURCHASE AGREEMENT—1.7%
(Cost $1,691)

Principal Amount (000s)		Value (000s)
1,691	Repurchase Agreement with State Street Bank & Trust dated October 29, 1999 due November 1, 1999 at 5.10% collateralized by a U.S. Treasury Note 7.875% November 15, 2004, par value of $1,560 (repurchase proceeds of $1,692 when closed on November 1, 1999)	1,691
	TOTAL INVESTMENTS—98.7% (Cost $96,026)[1]	96,026
	CASH AND OTHER ASSETS, LESS LIABILITIES—1.3%	1,239
	TOTAL NET ASSETS—100.0%	$97,265

1 The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

Harbor Fund
STATEMENT OF ASSETS AND LIABILITIES—October 31, 1999

(All amounts in Thousands, except per share amount)

	Harbor Growth	Harbor International Growth
ASSETS		
Investments, at identified cost*	**$ 92,157**	**$1,219,967**
Investments, at value	$136,185	$1,377,120
Repurchase agreements	9,337	—
Cash	—	446
Cash on deposit with broker for investments sold short	—	—
Foreign currency, at value (cost: $0; $111; $0; $43; $103; $0; $0; $0; $0)	—	111
Receivables for:		
Investments sold	—	8,656
Capital shares sold	531	591
Dividends	—	451
Interest	39	12
Open forward currency contracts	—	—
Variation margin on futures contracts	—	—
Deferred organization costs	—	—
Withholding tax receivable	—	1,357
Other assets	16	23
Total Assets	**146,108**	**1,388,767**
LIABILITIES		
Payables for:		
Investments purchased	420	3,949
Capital shares reacquired	263	1,167
Dividends to shareholders	—	—
Investments sold short, at value (proceeds $0; $0; $0; $0; $0; $14,264; $0; $0; $0)	—	—
Written options, at value (premiums received $0; $0; $0; $0; $0; $0; $631; $0; $0)	—	—
Swap agreements	—	—
Interest on swap agreements	—	—
Open forward currency contracts	—	—
Dividends payable on investments sold short	—	—
Accrued expenses:		
Adviser's fees	158	827
Trustees' fees	1	9
Transfer agent's fees	7	56
Other	10	246
TBA sale commitments at value (proceeds receivable $0; $0; $0; $0; $0; $0; $74,043; $0; $0)	—	—
Total Liabilities	**859**	**6,254**
NET ASSETS		
Net assets	**$145,249**	**$1,382,513**
Net assets consist of:		
Paid-in capital	$ 81,443	$1,116,939
Undistributed net investment income	—	9,896
Accumulated net realized gain/(loss)	10,441	98,527
Unrealized appreciation/(depreciation) of investments, swap agreements, written options, foreign currency, investments sold short and translation of assets and liabilities in foreign currencies	53,365	157,151
Unrealized appreciation/(depreciation) of futures and forward contracts	—	—
	$145,249	$1,382,513
Shares of beneficial interest	8,290	72,280
Net asset value, offering and redemption price per share	$ 17.52	$ 19.13

* Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

Harbor Fund

STATEMENT OF ASSETS AND LIABILITIES—Continued

Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$4,537,461	**$101,344**	**$3,107,123**	**$151,915**	**$850,835**	**$257,749**	**$96,026**
$6,477,515	$111,547	$5,348,692	$151,455	$831,433	$254,264	$94,335
—	—	—	3,834	6,355	2,811	1,691
—	4,902	—	25	—	—	—
—	—	—	14,508	—	—	—
—	40	102	—	—	—	—
24,246	9,676	—	3,346	98,909	1,990	—
26,339	25	801	1,614	2,930	9,263	870
1,810	265	11,635	221	—	—	—
94	1	934	1	6,214	1,887	783
—	—	—	—	207	—	—
—	—	—	293	1,079	31	—
—	7	—	—	—	—	—
—	253	8,890	—	—	—	—
21	13	11	63	17	15	13
6,530,025	**126,729**	**5,371,065**	**175,360**	**947,144**	**270,261**	**97,692**
31,544	11,784	—	2,622	243,862	7,048	—
10,407	24	4,035	626	331	11,701	377
—	—	—	—	—	10	13
—	—	—	14,630	—	—	—
—	—	—	—	315	—	—
—	—	—	—	190	—	—
—	—	—	—	30	—	—
—	—	—	—	1	—	—
—	—	—	16	—	—	—
2,986	60	3,730	59	252	41	12
35	1	35	1	4	1	1
105	9	150	8	30	1	15
147	60	2,091	16	27	17	9
—	—	—	—	74,922	—	—
45,224	**11,938**	**10,041**	**17,978**	**319,964**	**18,819**	**427**
$6,484,801	**$114,791**	**$5,361,024**	**$157,382**	**$627,180**	**$251,442**	**$97,265**
$3,893,438	$ 98,421	$2,675,749	$140,515	$651,407	$275,996	$97,227
—	1,330	75,231	372	2,285	541	56
651,309	4,890	370,007	13,265	(13,091)	(24,353)	(18)
1,940,054	10,150	2,240,037	3,008	(13,725)	(674)	—
—	—	—	222	304	(68)	—
$6,484,801	$114,791	$5,361,024	$157,382	$627,180	$251,442	$97,265
138,218	8,297	131,841	10,219	57,829	29,384	97,265
$ 46.92	$ 13.83	$ 40.66	$ 15.40	$ 10.85	$ 8.56	$ 1.00

Harbor Fund
STATEMENT OF OPERATIONS—Year Ended October 31, 1999

(All amounts in Thousands)

	Harbor Growth	Harbor International Growth
Investment Income:		
Dividends	$ 51	$23,842
Interest	338	1,863
Foreign taxes withheld	—	(3,138)
Total Investment Income	**389**	**22,567**
Operating Expenses:		
Investment advisory fees	796	10,025
Shareholder communications	6	55
Custodian fees	29	1,371
Transfer agent fees	81	583
Professional fees	28	78
Trustees' fees and expenses	2	21
Registration fees	9	32
Amortization of organization costs	—	—
Insurance	3	7
Miscellaneous	8	18
Total operating expenses	962	12,190
Advisory fee waived	—	—
Other expense reimbursements and reductions	(1)	(14)
Net operating expenses	961	12,176
Dividend expense on investments sold short	—	—
Net Investment Income/(Loss)	**(572)**	**10,391**
Realized and Unrealized Gain/(Loss) on Investment Transactions:		
Net realized gain/(loss) on:		
Investments	11,014	96,965
Foreign currency transactions	—	2,644
Investments sold short	—	—
Swap agreements	—	—
Futures contracts	—	—
Written options	—	—
Change in net unrealized appreciation/(depreciation) on:		
Investments, foreign currency, written options and investments sold short	51,584	(19,456)
Swap agreements	—	—
Futures contracts	—	—
Forward currency contracts	—	—
Translation of assets and liabilities in foreign currencies	—	(68)
Net gain/(loss) on investment transactions	62,598	80,085
Net increase in net assets resulting from operations	**$62,026**	**$90,476**

The accompanying notes are an integral part of the financial statements.

Harbor Fund

STATEMENT OF OPERATIONS—Continued

Harbor Capital Appreciation	Harbor International II	Harbor International	Harbor Value	Harbor Bond	Harbor Short Duration	Harbor Money Market
$ 26,874	$ 2,879	$138,649	$ 3,997	$ —	$ —	$ —
6,250	99	14,439	217	33,879	11,724	4,930
(135)	(316)	(15,658)	(4)	—	—	—
32,989	**2,662**	**137,430**	**4,210**	**33,879**	**11,724**	**4,930**
32,770	875	45,317	1,021	3,973	830	284
186	10	216	5	32	1	8
563	151	4,448	105	141	52	35
1,783	95	2,045	101	357	18	176
203	35	252	53	78	53	22
82	2	79	3	9	3	2
291	13	22	19	33	24	20
—	5	—	—	—	—	—
11	3	13	3	4	9	5
61	3	204	3	8	3	2
35,950	1,192	52,596	1,313	4,635	993	554
—	(114)	(3,330)	—	(1,187)	(414)	(114)
(58)	(3)	(45)	(2)	(9)	(6)	(4)
35,892	1,075	49,221	1,311	3,439	573	436
—	—	—	43	—	—	—
(2,903)	**1,587**	**88,209**	**2,856**	**30,440**	**11,151**	**4,494**
742,363	13,280	372,000	17,395	(5,894)	(1,383)	(9)
—	27	(1,999)	—	(314)	—	—
—	—	—	204	(15)	—	—
—	—	—	—	(37)	—	—
—	—	—	128	(7,385)	(429)	—
—	—	—	—	1,742	(32)	—
1,215,136	10,438	444,216	3,572	(14,651)	(1,407)	—
—	—	—	—	583	—	—
—	—	—	222	(1,083)	(176)	—
—	—	—	—	398	—	—
—	(71)	(2,114)	—	294	—	—
1,957,499	23,674	812,103	21,521	(26,362)	(3,427)	(9)
$1,954,596	**$25,261**	**$900,312**	**$24,377**	**$ 4,078**	**$ 7,724**	**$4,485**

Harbor Fund
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Growth		Harbor International Growth		Harbor Capital Appreciation		Harbor International II	
	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998
Increase/(Decrease) in Net Assets:								
Operations:								
Net investment income/(loss)	$ (572)	$ (326)	$ 10,391	$ 6,786	$ (2,903)	$ 8,271	$ 1,587	$ 1,159
Net realized gain/(loss) on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	11,014	8,582	99,609	20,985	742,363	261,400	13,307	(8,241)
Net unrealized appreciation/(depreciation) of investments, written options, investments sold short, swap agreements, futures contracts, forward foreign currency contracts and translation of assets and liabilities in foreign currencies	51,584	(17,161)	(19,524)	119,462	1,215,136	168,339	10,367	4,384
Net increase/(decrease) in net assets resulting from operations	**62,026**	**(8,905)**	**90,476**	**147,233**	**1,954,596**	**438,010**	**25,261**	**(2,698)**
Distributions to shareholders:								
Net investment income	—	—	(7,338)	(6,885)	(7,562)	(5,588)	(1,621)	(1,046)
Net realized gain on investments	(8,237)	(17,011)	(18,126)	(33,284)	(264,694)	(405,518)	—	(5,767)
Total distributions to shareholders	**(8,237)**	**(17,011)**	**(25,464)**	**(40,169)**	**(272,256)**	**(411,106)**	**(1,621)**	**(6,813)**
Capital share transactions:								
Net proceeds from sale of shares	30,066	31,571	480,682	346,315	2,000,011	1,292,926	63,196	51,753
Net asset value of shares issued in connection with reinvestment of:								
Dividends from net investment income	—	—	6,331	6,004	6,770	4,957	1,537	984
Distributions from net realized gain	7,785	16,392	17,189	31,697	242,192	368,493	—	5,455
Cost of shares reacquired	(34,421)	(38,585)	(364,953)	(231,778)	(1,280,110)	(658,086)	(86,251)	(70,969)
Net increase/(decrease) derived from capital transactions	**3,430**	**9,378**	**139,249**	**152,238**	**968,863**	**1,008,290**	**(21,518)**	**(12,777)**
Net increase/(decrease) in net assets	57,219	(16,538)	204,261	259,302	2,651,203	1,035,194	2,122	(22,288)
Net assets:								
Beginning of period	88,030	104,568	1,178,252	918,950	3,833,598	2,798,404	112,669	134,957
End of period *	**$145,249**	**$ 88,030**	**$1,382,513**	**$1,178,252**	**$6,484,801**	**$3,833,598**	**$114,791**	**$112,669**
Number of Capital Shares:								
Sold	2,152	2,581	25,299	19,055	47,912	39,019	4,982	4,305
Reinvested in payment of investment income dividends	—	—	322	381	177	176	126	88
Reinvested in payment of capital gain distributions	648	1,428	876	2,010	6,332	13,076	—	490
Reacquired	(2,657)	(3,223)	(19,407)	(13,172)	(30,604)	(20,159)	(6,816)	(5,998)
Net increase/(decrease) in shares outstanding	143	786	7,090	8,274	23,817	32,112	(1,708)	(1,115)
Outstanding:								
Beginning of period	8,147	7,361	65,190	56,916	114,401	82,289	10,005	11,120
End of period	8,290	8,147	72,280	65,190	138,218	114,401	8,297	10,005
*Includes undistributed net investment income of:	$ —	$ —	$ 9,896	$ 6,861	$ —	$ 7,559	$ 1,330	$ 1,295

The accompanying notes are an integral part of the financial statements.

Harbor Fund

STATEMENT OF CHANGES IN NET ASSETS—Continued

Harbor International		Harbor Value		Harbor Bond		Harbor Short Duration		Harbor Money Market	
November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998	November 1, 1998 through October 31, 1999	November 1, 1997 through October 31, 1998
$ 88,209	$ 69,592	$ 2,856	$ 2,988	$ 30,440	$ 22,503	$ 11,151	$ 9,847	$ 4,494	$ 4,154
370,001	311,388	17,727	16,485	(11,903)	23,446	(1,844)	1,683	(9)	3
442,102	(32,500)	3,794	(8,661)	(14,459)	(4,989)	(1,583)	404	—	—
900,312	**348,480**	**24,377**	**10,812**	**4,078**	**40,960**	**7,724**	**11,934**	**4,485**	**4,157**
(78,627)	(57,053)	(2,716)	(3,026)	(28,478)	(23,922)	(10,735)	(11,059)	(4,485)	(4,154)
(312,498)	(127,358)	(17,840)	(33,943)	(21,226)	(7,601)	—	—	—	(3)
(391,125)	**(184,411)**	**(20,556)**	**(36,969)**	**(49,704)**	**(31,523)**	**(10,735)**	**(11,059)**	**(4,485)**	**(4,157)**
401,642	569,168	35,686	41,274	326,113	213,780	219,523	141,646	124,631	149,784
65,949	48,178	2,561	2,862	24,008	20,005	10,652	11,017	4,247	3,927
279,571	114,139	16,912	32,344	18,749	6,756	—	—	—	—
(983,726)	(897,201)	(72,066)	(41,214)	(169,085)	(139,551)	(192,966)	(98,770)	(131,889)	(126,975)
(236,564)	**(165,716)**	**(16,907)**	**35,266**	**199,785**	**100,990**	**37,209**	**53,893**	**(3,011)**	**26,736**
272,623	(1,647)	(13,086)	9,109	154,159	110,427	34,198	54,768	(3,011)	26,736
5,088,401	5,090,048	170,468	161,359	473,021	362,594	217,244	162,476	100,276	73,540
$5,361,024	**$5,088,401**	**$157,382**	**$170,468**	**$627,180**	**$ 473,021**	**$ 251,442**	**$217,244**	**$ 97,265**	**$ 100,276**
10,432	14,930	2,299	2,565	29,142	18,415	25,518	16,395	124,631	149,784
1,781	1,372	172	186	2,189	1,737	1,240	1,279	4,247	3,927
7,552	3,252	1,182	2,187	1,667	594	—	—	—	—
(25,575)	(23,939)	(4,644)	(2,608)	(15,202)	(12,047)	(22,376)	(11,438)	(131,889)	(126,975)
(5,810)	(4,385)	(991)	2,330	17,796	8,699	4,382	6,236	(3,011)	26,736
137,651	142,036	11,210	8,880	40,033	31,334	25,002	18,766	100,276	73,540
131,841	137,651	10,219	11,210	57,829	40,033	29,384	25,002	97,265	100,276
$ 75,231	$ 65,545	$ 372	$ 250	$ 2,285	$ 1,380	$ 541	$ —	$ 56	$ —

Harbor Fund Financial Highlights

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income From Investment Operations: Net Investment Income/(Loss)	Income From Investment Operations: Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Less Distributions: Dividends from Net Investment Income	Less Distributions: Distributions from Net Realized Capital Gains[d]	Less Distributions: In Excess of Net Investment Income
HARBOR GROWTH FUND[1]							
October 31, 1999	$10.81	$(.07)	$ 7.85	$ 7.78	$ —	$(1.07)	$ —
October 31, 1998	14.20	(.04)	(1.07)	(1.11)	—	(2.28)	—
October 31, 1997	16.00	—	2.30	2.30	—	(4.10)	—
October 31, 1996	15.73	(.08)[e]	2.20	2.12	—	(1.85)	—
October 31, 1995	12.83	(.04)	3.26	3.22	—	(.32)	—
HARBOR INTERNATIONAL GROWTH FUND							
October 31, 1999	$18.07	$ .14	$ 1.30	$ 1.44	$(.11)	$ (.27)	$ —
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)	—
October 31, 1997	15.35	.12	1.12	1.24	(.08)	(.36)	—
October 31, 1996	12.10	.14[e]	3.22	3.36	(.11)	—	—
October 31, 1995	11.53	.11[c]	.54	.65	(.08)	—	—
HARBOR CAPITAL APPRECIATION FUND							
October 31, 1999	$33.51	$(.02)	$15.78	$15.76	$(.07)	$(2.28)	$ —
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)	—
October 31, 1997	25.88	.06	8.95	9.01	(.02)	(.86)	—
October 31, 1996	23.20	.02	3.00	3.02	(.03)	(.31)	—
October 31, 1995	17.31	.04	6.06	6.10	(.04)	(.17)	—
HARBOR INTERNATIONAL FUND II							
October 31, 1999	$11.26	$ .18[c]	$ 2.54	$ 2.72	$(.15)	$ —	$ —
October 31, 1998	12.14	.12[c]	(.37)	(.25)	(.10)	(.53)	—
October 31, 1997	10.47	.10[c]	1.63	1.73	(.02)	(.04)	—
October 31, 1996[2]	10.00	.01[c]	.46	.47	—	—	—
HARBOR INTERNATIONAL FUND							
October 31, 1999	$36.97	$ .67[c]	$ 5.90	$ 6.57	$(.58)	$(2.30)	$ —
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)	—
October 31, 1997	31.21	.41[c]	5.44	5.85	(.42)	(.80)	—
October 31, 1996	26.93	.41[c]	4.41	4.82	(.41)	(.13)	—
October 31, 1995	26.87	.39[c]	.85	1.24	(.24)	(.94)	—
HARBOR VALUE FUND[3]							
October 31, 1999	$15.21	$ .27	$ 1.80	$ 2.07	$(.25)	$(1.63)	$ —
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)	—
October 31, 1997	16.04	.34	4.13	4.47	(.34)	(2.00)	—
October 31, 1996	14.57	.40	2.74	3.14	(.40)	(1.27)	—
October 31, 1995	13.50	.40	2.13	2.53	(.39)	(1.07)	—

The accompanying notes are an integral part of the financial statements.

Harbor Fund Financial Highlights—Continued

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[4]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$(1.07)	$17.52	76.51%	$ 145,249	.90%	—%	.90%	—%	(.54)%	13.05%
(2.28)	10.81	(8.73)	88,030	1.00	—	1.00	—	(.30)	23.40
(4.10)	14.20	18.64	104,568	1.12	—	1.12	—	(.47)	147.37
(1.85)	16.00	14.84	113,511	.93	—	.92	—	(.50)	87.97
(.32)	15.73	25.93	137,524	.93	—	.93	—	(.30)	87.94
$ (.38)	$19.13	7.87%	$1,382,513	.91%	—%	.91%	—%	.78%	48.34%
(.71)	18.07	16.96	1,178,252	.96	—	.96	—	.62	85.15
(.44)	16.15	8.13	918,950	1.02	—	1.02	—	.91	76.19
(.11)	15.35	27.86	478,969	1.11	—	1.10	—	.99	55.17
(.08)	12.10	5.83[f]	122,415	1.21[c]	.10	1.21	—	1.31[c]	74.86
$(2.35)	$46.92	48.59%	$6,484,801	.66%	—%	.66%	—%	(.05)%	68.14%
(4.92)	33.51	15.72	3,833,598	.68	—	.68	—	.24	69.56
(.88)	34.01	35.73	2,798,404	.70	—	.70	—	.23	72.80
(.34)	25.88	13.22	1,583,215	.75	—	.75	—	.11	73.69
(.21)	23.20	35.73	925,751	.75	—	.75	—	.23	51.65
$ (.15)	$13.83	24.37%[f]	$ 114,791	.92%[c]	.10%	.92%	—%	1.36%[c]	51.84%
(.63)	11.26	(1.98)[f]	112,669	1.15[c]	.10	1.15	—	.86[c]	70.34
(.06)	12.14	16.64[f]	134,957	.99[c]	.20	.98	—	1.33[c]	57.61
—	10.47	4.70[b,f]	12,573	1.46[a,c]	.26[a]	1.44[a]	—	.40[a,c]	2.61[a]
$(2.88)	$40.66	18.54%[f]	$5,361,024	.92%[c]	.06%	.92%	—%	1.65%[c]	4.01%
(1.30)	36.97	6.97[f]	5,088,401	.94[c]	.06	.94	—	1.27[c]	13.66
(1.22)	35.84	19.26[f]	5,090,048	.97[c]	.05	.97	—	1.20[c]	6.39
(.54)	31.21	18.17[f]	4,030,127	.99[c]	.05	.99	—	1.42[c]	9.73
(1.18)	26.93	5.06[f]	3,267,157	1.04[c]	.03	1.04	—	1.53[c]	14.01
$(1.88)	$15.40	14.60%	$ 157,382	.76%	—%	.76%	—%	1.65%	110.21%
(4.02)	15.21	6.69	170,468	.79	—	.79	—	1.67	113.55
(2.34)	18.17	31.08	161,359	.83	—	.83	—	1.98	145.85
(1.67)	16.04	23.08	112,109	.83	—	.83	—	2.65	132.39
(1.46)	14.57	21.02	84,514	.90	—	.90	—	3.00	135.93

See page 43 for notes to the Financial Highlights.

Harbor Fund Financial Highlights—Continued

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

		Income From Investment Operations			Less Distributions		
Year/Period Ended	Net Asset Value Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Written Options, Swap Agreements, Investments Sold Short and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[d]	In Excess of Net Investment Income
HARBOR BOND FUND							
October 31, 1999	$11.82	$.58[c]	$ (.49)	$ .09	$ (.55)	$ (.51)	$ —
October 31, 1998	11.57	.61[c]	.53	1.14	(.66)	(.23)	—
October 31, 1997	11.28	.68[c]	.30	.98	(.69)	—	—
October 31, 1996	11.21	.72[c]	.09	.81	(.74)	—	—
October 31, 1995	10.41	.74[c]	.73	1.47	(.67)	—	—
HARBOR SHORT DURATION FUND							
October 31, 1999	$ 8.69	$.46[c]	$ (.15)	$ .31	$ (.44)	$ —	$ —
October 31, 1998	8.66	.48[c]	.09	.57	(.54)	—	—
October 31, 1997	8.79	.45[c,e]	.01	.46	(.59)	—	—
October 31, 1996	8.82	.63[c]	(.02)	.61	(.60)	—	(.04)
October 31, 1995	8.77	.52[c]	.06	.58	(.52)	—	(.01)
HARBOR MONEY MARKET FUND							
October 31, 1999	$ 1.00	$.05[c]	$ —	$ .05	$ (.05)	$ —	$ —
October 31, 1998	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1997	1.00	.02[c]	—	.02	(.02)	—	—
October 31, 1996	1.00	.05[c]	—	.05	(.05)	—	—
October 31, 1995	1.00	.06[c]	—	.06	(.06)	—	—

The accompanying notes are an integral part of the financial statements.

Harbor Fund Financial Highlights—Continued

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[4]	Ratio of Adviser or Subadviser Fees Not Imposed to Average Net Assets(%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets(%)	Ratio of Interest Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$(1.06)	$10.85	0.85%[f]	$627,180	.61%[c]	.21%	.60%	—%	5.35%[c]	271.14%
(.89)	11.82	10.33[f]	473,021	.65[c]	.22	.65	—	5.41[c]	278.06
(.69)	11.57	8.96[f]	362,594	.67[c]	.23	.67	—	6.04[c]	252.37
(.74)	11.28	7.56[f]	279,849	.70[c]	.24	.70	—	6.40[c]	192.64
(.67)	11.21	14.56[f]	222,998	.70[c]	.25	.70	—	7.11[c]	88.69
$ (.44)	$ 8.56	3.68%[f]	$251,442	.28%[c]	.20%	.28%	—%	5.36%[c]	577.88%
(.54)	8.69	6.81[f]	217,244	.36[c]	.20	.36	—	5.51[c]	726.92
(.59)	8.66	5.48[f]	162,476	.38[c]	.20	.36	.64	5.14[c]	1,518.68
(.64)	8.79	7.24[f]	182,292	.35[c]	.20	.33	1.26	6.84[c]	1,277.82
(.53)	8.82	6.82[f]	105,007	.39[c]	.20	.38	1.46	6.19[c]	725.96
$ (.05)	$ 1.00	4.82%[f]	$ 97,265	.46%[c]	.12%	.46%	—%	4.73%[c]	N/A
(.05)	1.00	5.20[f]	100,276	.57[c]	.12	.57	—	5.08[c]	N/A
(.02)	1.00	5.11[f]	73,540	.63[c]	.12	.62	—	4.97[c]	N/A
(.05)	1.00	5.08[f]	65,991	.64[c]	.12	.64	—	4.85[c]	N/A
(.06)	1.00	5.66[f]	64,492	.61[c]	.12	.61	—	5.42[c]	N/A

1 Effective May 2, 1997, Harbor Growth Fund appointed Emerging Growth Advisors, Inc. as its Subadviser.

2 For the period June 1, 1996 (commencement of operations) through October 31, 1996.

3 Harbor Value Fund appointed Richards & Tierney, Inc. and DePrince, Race, & Zollo, Inc. as its Subadvisers effective November 1, 1993 and April 20, 1995, respectively.

4 Percentage does not reflect reduction for credit balance arrangements.

a Annualized.

b Unannualized.

c Reflects the Adviser's or Subadviser's agreement not to impose all or a portion of its advisory fees.

d Includes both short-term and long-term capital gains.

e Based on monthly average of shares outstanding during the fiscal year.

f The total returns would have been lower had certain expenses not been waived during the periods shown.

(Currency in Thousands)

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of a series of nine diversified investment portfolios (each series a "Fund", collectively, the "Funds"), each of which is represented by a separate series of shares of beneficial interest and having an unlimited number of shares authorized. As of October 31, 1999, the Trust consisted of the following funds: Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The policies are in conformity with generally accepted accounting principles for investment companies.

Security Valuation

Equity securities are valued at the last sale price on an exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on that exchange on the valuation day, or if no sale occurs, at the official bid price (both the last sale price and official bid price are determined as of the close of the London Foreign Exchange).

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by the Adviser, which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded.

Securities for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended and the Fund's Rule 2a-7 procedures.

Futures Contracts

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use futures contracts to manage its exposure to the stock and bond markets and to fluctuations in currency values. Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. See Note 3 for open futures contracts held as of October 31, 1999.

Options

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values. Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument, or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which it is principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of October 31, 1999.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest,

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

(e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate swaps are "marked-to-market" daily. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as a realized loss or gain when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain and loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Harbor Value Fund, Harbor Bond Fund and Harbor Short Duration Fund may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Forward Currency Contracts

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may enter into forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor International Fund II and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the straight-line method. Discounts and premiums on high-yield securities are amortized using the effective yield method for the Harbor Bond Fund and Harbor Short Duration Fund.

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Deferred Organization Costs

Certain costs incurred by Harbor International Fund II in connection with its organization and its registration with the Securities and Exchange Commission and with various states aggregated approximately $21. These costs are being amortized on a straight-line basis over a five-year period from the commencement of operations of the Fund.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the year ended October 31, 1999 were as follows:

	Purchases		Sales	
Fund	U.S. Government	Other	U.S. Government	Other
Harbor Growth Fund	$ —	$ 13,681	$ —	$ 26,934
Harbor International Growth Fund	—	762,492	—	625,102
Harbor Capital Appreciation Fund	—	4,148,750	—	3,625,679
Harbor International Fund II	—	61,925	—	87,528
Harbor International Fund	—	218,710	—	883,027
Harbor Value Fund	—	194,951	—	248,381
Harbor Bond Fund	1,730,788	351,427	1,742,921	111,663
Harbor Short Duration Fund	1,077,956	143,526	1,091,755	72,773

Harbor Money Market Fund's purchases and sales (including maturities) of investment securities (all short-term obligations) aggregated $1,592,439 and $1,598,456 respectively.

The Funds may be subject to a 10% capital gains tax levied by the Central Bank of Malaysia on profits at the time of repatriation.

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

Redemption In-Kind Transactions

For the year ended October 31, 1999, Harbor Capital Appreciation Fund and Harbor Value Fund realized gains of $80,801 and $2,866, respectively, from in-kind redemptions of Fund shares.

Futures Contracts

Transactions in futures contracts for the year ended October 31, 1999 are summarized as follows:

	Purchases of Futures Contracts		Sales of Futures Contracts	
	U.S. Bonds		U.S. Bonds	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Value Fund				
Contracts outstanding at beginning of year	—	$ —	—	$ —
Contracts opened	77	19	—	—
Contracts closed	(32)	(8)	—	—
Open at 10/31/1999	45	$ 11	—	—
Harbor Bond Fund				
Contracts outstanding at beginning of year	1,322	$ 122,300	—	$ —
Contracts opened	5,414	482,000	305	30,500
Contracts closed	(5,731)	(503,800)	(305)	(30,500)
Open at 10/31/1999	1,005	$ 100,500	—	—
Harbor Short Duration Fund				
Contracts outstanding at beginning of year	41	$ 8,200	—	$ —
Contracts opened	709	121,800	921	94,200
Contracts closed	(650)	(110,000)	(921)	(94,200)
Open at 10/31/1999	100	$ 20,000	—	$ —

	Purchases of Futures Contracts		Sales of Futures Contracts	
	Foreign Currency		Foreign Currency	
	Number of Contracts	Currency Amount*	Number of Contracts	Currency Amount*
Harbor Bond Fund				
Contracts outstanding at beginning of year	176	E$ 44,000	—	$ —
Contracts opened	848	212,000	—	—
Contracts closed	(345)	(86,250)	—	—
Open at 10/31/1999	679	E$169,750	—	$ —
Harbor Short Duration Fund				
Contracts outstanding at beginning of year	—	E$ —	—	E$ —
Contracts opened	350	87,500	331	64,075
Contracts closed	(298)	(74,500)	(291)	(54,075)
Open at 10/31/1999	52	E$ 13,000	40	E$ 10,000

* Amounts disclosed represent Eurodollars (E$).

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

Written Options

Transactions in written options for the year ended October 31, 1999 are summarized as follows:

	Options Written Foreign Futures	
	Number of Contracts	Aggregate Face Value
Harbor Bond Fund		
Options outstanding at beginning of year	—	E$—
Options opened	293	733
Options closed/expired	—	—
Open at 10/31/1999	293	E$733

	Options Written U.S. Treasury Futures	
	Number of Contracts	Aggregate Face Value
Harbor Bond Fund		
Options outstanding at beginning of year	60,001,000	$ 61,000
Options opened	22,003,872	25,872
Options closed/expired	(82,004,099)	(86,099)
Open at 10/31/1999	773	$ 773

	Options Written Federal Home Loan Mortgage Corp.	
	Number of Contracts	Aggregate Face Value
Harbor Bond Fund		
Options outstanding at beginning of year	—	$ —
Options opened	180	18,000
Options closed/expired	—	—
Open at 10/31/1999	180	$18,000

	Options Written U.S. Treasury Bonds	
	Number of Contracts	Aggregate Face Value
Harbor Short Duration Fund		
Options outstanding at beginning of year	—	$—
Options opened	100	100
Options closed/expired	(100)	(100)
Open at 10/31/1999	—	$—

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Harbor Capital Advisors, Inc. ("Harbor Capital"), an indirect wholly-owned subsidiary of Owens-Illinois, Inc., is the Trust's Investment Adviser and is also responsible for administrative and other services. Separate advisory agreements for each Fund were in effect during the year ended October 31, 1999. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

Fund	Annual Percentage Rate	Fees Earned
Harbor Growth Fund	0.75%	$ 796
Harbor International Growth Fund	0.75%	10,025
Harbor Capital Appreciation Fund	0.60%	32,770
Harbor International Fund II	0.75%	875
Harbor International Fund	0.85%	45,317
Harbor Value Fund	0.60%	1,021
Harbor Bond Fund	0.70%	3,973
Harbor Short Duration Fund	0.40%	830
Harbor Money Market Fund	0.30%	284

Harbor Capital has from time to time agreed not to impose all or a portion of its advisory fees and bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. During the year ended October 31, 1999, Harbor Capital agreed not to impose advisory fees of $114, $3,330, $1,187, $414 and $114 relating to Harbor International Fund II, Harbor International Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund, respectively.

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $89 for the year ended October 31, 1999.

Distributor

HCA Securities, Inc., a wholly-owned subsidiary of Harbor Capital Advisors, Inc., is the distributor for Harbor Fund shares. Harbor Fund does not reimburse the distributor for expenses.

Shareholders

On October 31, 1999, Harbor Capital Advisors, Inc., HCA Securities, Inc., Harbor Transfer, Inc., and various employee benefit plans of Owens-Illinois, Inc. held the following shares of beneficial interest in the Funds:

Fund	Harbor Capital, HCA Securities and Harbor Transfer	Benefit Plans of Owens-Illinois, Inc.
Harbor Growth Fund	34,095	3,486,250
Harbor International Growth Fund	36,496	931,409
Harbor Capital Appreciation Fund	529	2,729,999
Harbor International Fund II	215,773	118,988
Harbor International Fund	168	1,605,820
Harbor Value Fund	2,120	3,495,550
Harbor Bond Fund	3,797	2,698,165
Harbor Short Duration Fund	7,202,813	19,909,039
Harbor Money Market Fund	37,105	20,872,117

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital Advisors, Inc., is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services for the year ended October 31, 1999 totaled $5,239.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations. Trustees' fees and expenses for all Funds aggregated $203 for the year ended October 31, 1999.

Custodian

Payments to the custodian have been reduced by balance credits applied to each portfolio for the year ended October 31, 1999. For the Harbor Growth Fund, Harbor International Growth Fund, Harbor Capital Appreciation Fund, Harbor International Fund II, Harbor International Fund, Harbor Value Fund, Harbor Bond Fund, Harbor Short Duration Fund, and Harbor Money Market Fund the reduction amounted to $1, $14, $58, $3, $45, $2, $9, $6 and $4, respectively. The Funds could have invested a portion of the assets utilized in connection with balance credit arrangements in an income producing asset if the Funds had not entered into such arrangements.

NOTE 5—TAX INFORMATION

The amount and character of income and net realized gains to be distributed are determined in accordance with income tax rules and regulations, which may differ from generally accepted accounting principles. These differences are attributable to permanent book and tax accounting differences. Reclassifications are made to the Funds' capital accounts to reflect income and net realized gains available for distribution (or available capital loss carryovers) under income tax rules and regulations. The calculation of net investment income or loss per share in the Financial Highlights exclude the following amounts reclassified for the year ended October 31, 1999:

Fund	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-In Capital
Harbor Growth Fund	$ 572	$ (572)	$ —
Harbor International Growth Fund	(18)	6	12
Harbor Capital Appreciation Fund	2,906	(83,706)	80,800
Harbor International Fund II	69	(65)	(4)
Harbor International Fund	104	(104)	—
Harbor Value Fund	(18)	(2,848)	2,866
Harbor Bond Fund	(1,057)	1,058	(1)
Harbor Short Duration Fund	125	(125)	—
Harbor Money Market Fund	47	(9)	(38)

At October 31, 1999 Harbor Bond Fund had a capital loss carryforward of approximately $12,526, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2007.

At October 31, 1999 Harbor Short Duration Fund had capital loss carryforwards of approximately $23,096, which may be available to offset future realized capital gains, if any; $3,937, $13,538, $1,182, 2,216 and $2,223 will expire on October 31, 2001, October 31, 2002, October 31, 2004, October 31, 2005 and October 31, 2007, respectively.

At October 31, 1999 Harbor Money Market Fund had a capital loss carryforward of approximately $9, which may be available to offset future realized capital gains, if any, and will expire on October 31, 2007.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—TAX INFORMATION—Continued

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at October 31, 1999, along with long-term capital gains and the amount of long-term capital gains per share paid on December 31, 1998 were as follows:

Fund	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Net Unrealized Appreciation/ (Depreciation)	Long-Term Capital Gains ($000s)	Long-Term Capital Gains ($ Per Share)
Harbor Growth Fund	$ 92,157	$ 75,362	$ (21,997)	$ 53,365	$ 6,472	$ .84
Harbor International Growth Fund	1,220,043	209,402	(52,325)	157,077	18,126	.27
Harbor Capital Appreciation Fund	4,546,253	1,977,436	(46,174)	1,931,262	264,693	2.28
Harbor International Fund II	101,445	16,712	(6,610)	10,102	—	—
Harbor International Fund	3,108,547	2,353,962	(113,817)	2,240,145	258,183	1.90
Harbor Value Fund	154,380	10,848	(9,939)	909	8,424	.77
Harbor Bond Fund	851,010	3,245	(16,467)	(13,222)	9,588	.22
Harbor Short Duration Fund	257,754	109	(788)	(679)	—	—

Harbor Fund
ADDITIONAL INFORMATION—(Unaudited)

Harbor Value Fund designates 18.06% of its distributions from investment company taxable income for the fiscal year as qualifying for the dividends received deduction for corporate shareholders.

The Form 1099 you receive in January, 2000 for each of the Funds will show the tax status of all distributions paid to your account in calendar year 1999.

INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
160 Federal Street
Boston, MA 02110

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™
One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

275,000/12-1999

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